SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 15, 2005

                           Commission File No. 1-14838
                                _______________
                                     Rhodia
                              (Name of Registrant)

                         Immeuble Coeur Defense, Tour A
                         110 Esplanade Charles de Gaulle
                                92400 Courbevoie
                                     France
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: Rhodia's "Operating and Financial Review and Prospects" and interim unaudited consolidated financial statements as of and for the first six months of 2005.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report that are not historical facts, are statements of future expectations and other forward-looking statements. These statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties that could cause our actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in our actual results include:

     o changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;

     o changes in raw material prices, in particular the price of oil and oil derivatives;

     o changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

     o our ability to successfully conclude divestitures and restructuring transactions on a timely basis and terms that are commercially acceptable;

     o our ability to introduce new products and to continue to develop our production process;

     o   customers and market concentration;

     o risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

     o   changes in economic or technological trends;

     o potential environmental claims, costs, liabilities or other obligations;

     o if we are unsuccessful in obtaining tradable credits (CDM certificates) under the Clean Development Mechanism as established by the Kyoto Protocol; we note that the CDM processes and markets are new and are subject to risks, some of which may not yet be known; and

     o general competitive and market factors on a global, regional and/or national basis.

Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in "Item 3. Key Information--Risk Factors" included in our Form 20-F filed with the Securities and Exchange Commission (SEC) on May 5, 2005, as updated in our submissions to the SEC from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with our "Selected Consolidated Financial Data" and our Semi-Annual Financial Statements for the six months ended June 30, 2005, together with the notes thereto, beginning on page F-1 of this Report and "Item 5. Operating and Financial Review and Prospects" in our annual report for the year ended December 31, 2004 on Form 20-F. The discussion of our results of operations includes certain information on a comparable basis to eliminate the impact of changes in the scope of consolidation and the translation effect of exchange rate fluctuations.

Introductory Note Regarding our Consolidated Semi-Annual Financial Statements

         As required by European Commission Regulation 1606/2002 of July 19, 2002 on international accounting standards, our consolidated financial statements for the fiscal year ending December 31, 2005 will be prepared using the international accounting standards, IAS/IFRS, as adopted by the European Union on December 31, 2005.

         In accordance with the recommendation of the CESR (Committee of European Securities Regulators) of December 30, 2003, concerning financial reporting during the transition period to the IFRS standards, in Article 221-5 of the general regulations of the AMF (Autorite des marches financiers) and the AMF's announcement dated June 27, 2005, we opted to produce interim financial statements presented in accordance with the presentation and information rules applicable in France (CNC recommendation 99-R01) but prepared according to the accounting and valuation principles of the IFRS standards in effect on June 30, 2005, and applicable to fiscal year 2005 as adopted by the European Union on June 30, 2005 and described in the notes. Thus, the notes to our Semi-Annual Financial Statements do not include all the information required by the IFRS standards for notes to annual financial statements and interim financial statements.

         Changes in standards and interpretations and their adoption by the European Union could result in a modification of our IFRS Annual Financial Statements and of our Semi-Annual Financial Statements when we publish our annual financial statements for the year ended December 31, 2005 and our semi-annual financial statements for the six months ended June 30, 2006.

         Our consolidated financial statements for the six-months ended June 30, 2005 were the subject of a limited examination by our independent registered pubic accounting firm. For purposes of comparison, we have restated our financial data for the six month period June 30, 2004, in accordance with IFRS.

Organization of our enterprises on June 30, 2005

         Following the creation of our Novecare business, which consolidates our former Phosphorous, Phosphates and Food (PPF) and Home, Personal Care and Industrial Ingredients (HPCII) enterprises, on January 1, 2005, we moved from an operational organization made up of 9 enterprises to an organization composed of the following 8 enterprises:

         o Novecare, which corresponds to the former Phosphorous, Phosphates and Foods (PPF) and Home, Personal Care and Industrial Ingredients (HPCII) enterprises;

         o Silcea, which corresponds to the former Rare Earths, Silicones and Silica Systems enterprises (RE3S);

         o Coatis, which corresponds to the former Performance Products for Multifunctional Coatings (PPMC) enterprise;

         o   Polyamide;

         o   Acetow;

         o   Eco Services;

         o Organics, which corresponds to the former Perfumery, Performance & Agrochemicals (PPA) enterprise; and

         o   Rhodia Pharma Solutions (RPS).

         The following analysis reflects our new operational organization.

Our Group's simplified functional organizational chart


                                       Board of Directors

                                            Executive
                                           Management
             ENTERPRISES                    Committee                   ZONES
        ------------------------------------------------------------------------
                                         SUPPORT FUNCTIONS

    NOVECARE                POLYAMIDE                              North America      Latin America

     SILCEA                  ACETOW                                                   Asia Pacific

     COATIS              ECO SERVICES

  RHODIA PHARMA
 SOLUTIONS (RPS)           ORGANICS



Statements concerning our future earnings

         This section may contain non-factual information, including, without limitation, certain statements concerning our future earnings and other future events. These statements are based on the current vision and the assumptions and estimates of our management. They include risks and uncertainties, both known and unknown, that could result in significant differences with regard to earnings, profitability and events forecast. The main factors that could cause such differences in current earnings include:

         o Changes in the price of raw materials, particularly the price of oil and its byproducts;

         o Changes in interest rates and in exchange rates for currencies other than the euro, primarily the Brazilian real and the U.S. dollar;

         o Our ability to introduce new products on the markets and to continue to develop production processes;

         o   The concentration of customers and markets;

         o The risks and uncertainties directly connected to commercial activity in numerous countries that may be exposed or may have recently been exposed to political or economic instability;

         o   Changes in economic or technological trends;

         o Potential environmental claims, costs, liabilities and other obligations; and

         o The general competitive factors of the market on a global, regional or national scale.

Key elements of sales and profits for the first half of 2005

         Our consolidated sales of products for the first six months of 2005 increased 9.8% to reach (euro)2,705 million compared with (euro)2,464 million during the first six months of 2004. Services and other revenues for the first six months of 2005 were (euro)248 million compared with (euro)238 million during the first six months of 2004. Profit from operations remained stable, shifting from a loss of (euro)15 million for the first half of 2004 to a loss of (euro)14 million for the first half of 2005.

         Nine main factors affected the profits of our operations during the first half of 2005. These factors affected the performance of our eight enterprises to varying degrees:

         o Changes in the scope of continuing operations led to a 0.9% increase in sales and an (euro)8.4 million decrease in profit from operations.

         o The depreciation of the euro compared to the other currencies, particularly compared to the dollar, had a positive impact of 0.1% on sales and of (euro)1.6 million on profit from operations.

         o The increase in demand created an increase in volume in most of the market segments. This increase in volume boosted the profit from operations by (euro)36.2 million.

         o The price increase policy was particularly sensitive during the first half of 2005. This had a positive effect on profit from operations of (euro)188.4 million.

         o The increase in raw material prices, particularly petrochemicals, had a negative impact on the profit from operations of (euro)174.1 million.

         o The initial effects of our productivity plan increased the profit from operations by (euro)66 million, offset by the impact of
             (euro)37 million in inflation based on our fixed expenses (particularly the salary increases during the first half of 2005 because of the salary freeze for the first half of 2004) and by non-recurring items totaling (euro)26 million (consisting primarily of project costs).

         o The decrease in restructuring costs tied to the phasing of the productivity plan had a positive impact of (euro)48.7 million on the profit from operations.

         o The increase in depreciation allowances for the period had a negative impact of (euro)74 million on the profit from operations. This change reflects the effects of the revised development outlook for the activity of Rhodia Pharma Solutions' prescription health CGU (cash-generating unit) because of:

                -- on the one hand, the unfavorable change in the economic performance of this activity during the first half of 2005; and

                -- on the other hand, the downward revision of growth projections for the pharmaceutical subcontracting market affected by the stricter conditions for releasing new drugs on the market, which resulted in an impairment of (euro)97 million for the tangible assets of our prescription health CGU.

         o Finally, other operating income/(expense) had a negative impact on the profit from operations of (euro)20.5 million.

         The net losses (Group share) for the first half of 2005 reached
(euro)269 million compared with (euro)37 million during the first half of 2004 due in particular to the non-recurrence of the effects of the 2004 asset divestment program.

Sales

         Our consolidated sales of products grew 9.8% to reach (euro)2,705 million during the first six months of 2005 compared with (euro)2,464 million for the first six months of 2004, primarily because of the increase in Polyamide sales and, to a lesser extent, those of Silcea and Coatis.

         The increase in sale prices is the factor that had the biggest impact on sales, with an effect of close to (euro)200 million, or a positive impact of 8.1%, for the first half of 2005 compared to the first half of 2004. Additionally, the change in continued activities and in volumes had a positive impact on the first half of 2005 of (euro)22 million and (euro)15.5 million, respectively, compared with the first half of 2004.

Analysis of sales by enterprise

         The table below presents an analysis of the change in consolidated sales of products by enterprise for the six-month periods ended June 30, 2004 and June 30, 2005.

                                        Sales for                                                         Sales for
                                         the six                                                           the six
                                       months ended                                                         months
           Change in sales               June 30,                    Currency                   Sale        ended
        (in millions of euros)             2004      Structure(2)   Conversion    Volume        price    June 30, 2005
---------------------------------------------------------------------------------------------------------------------------

Novecare                                   458          (4.3)         (12.6)      (12.7)        35.6          464
                                                        (0.9)%         (2.8)%      (2.8)%        7.8%        1.3%
---------------------------------------------------------------------------------------------------------------------------
Silcea                                     378          (3.2)         (2.1)        22.6         9.8           405
                                                        (0.9)%        (0.6)%       6.0%         2.6%         7.1%
---------------------------------------------------------------------------------------------------------------------------
Coatis                                     322           10.5          4.6         11.6         32.2          381
                                                          3.3%         1.4%         3.6%        10.0%       18.3%
---------------------------------------------------------------------------------------------------------------------------
Polyamide                                  733           7.6           23.8        11.0        117.6          893
                                                         1.0%           3.2%        1.5%        16.0%        21.8%
---------------------------------------------------------------------------------------------------------------------------
Acetow                                     194           8.6           0.9          1.3        (7.9)          197
                                                         4.4%          0.5%         0.7%       (4.1)%        1.5%
---------------------------------------------------------------------------------------------------------------------------
Eco Services                               103           0.0          (4.7)         1.3         2.4           102
                                                         0.0%         (4.6)%        1.3%        2.4%        (1.0)%
---------------------------------------------------------------------------------------------------------------------------
Organics                                   172           4.0          (2.2)        (5.1)        8.4           177
                                                         2.3%         (1.3)%       (3.0)%       4.9%         2.9%
---------------------------------------------------------------------------------------------------------------------------
RPS                                        122          (2.9)         (1.5)       (10.0)       (1.6)          106
                                                        (2.4)%        (1.2)%       (8.2)%      (1.3)%      (13.1)%
---------------------------------------------------------------------------------------------------------------------------
Other (1)                                  (18)          1.7          (2.5)        (4.5)        3.3          (20)
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                     2,464          22.0          3.7         15.5        199.8        2,705
                                                          0.9%         0.1%         0.6%         8.1%         9.8%
---------------------------------------------------------------------------------------------------------------------------

         (1) Includes other activities, sales for the enterprise outside our Group and elimination of inter-company sales.

         (2) Presents the impact of variations in the scope of our activities which are not classified as "discontinued activities" and the reclassifications of inter-company activities.

         The following table shows the net consolidated sales and their breakdown by enterprise for the six-month periods ended June 30, 2004 and June 30, 2005.

                                                                    Six Months Ended June 30,
                                                                    -------------------------
                                                                       2004          2005
                                                                    ----------   ------------
Rhodia consolidated sales of products (in millions of euros)           2,464        2,705
---------------------------------------------------------------------------------------------
Net contributions to sales by enterprise (as a %):
Novecare                                                               18.6%        17.2%
Silcea                                                                 15.3%        15.0%
Coatis                                                                 13.1%        14.1%
Polyamide                                                              29.7%        33.0%
Acetow                                                                 7.9%          7.3%
Eco Services                                                           4.2%          3.8%
Organics                                                               7.0%          6.5%
RPS                                                                    5.0%          3.9%
Other (1)                                                             (0.7)%        (0.7)%
Total                                                                  100%          100%
---------------------------------------------------------------------------------------------

         (1) Includes other business lines, sales for the enterprise outside our Group and the elimination of inter-company sales.

Novecare

         Novecare sales grew by (euro)6 million, or 1.3%, to reach (euro)464 million during the first half of 2005 compared with (euro)458 million for the first half of 2004, due to the performances of the "home and personal business," despite a slight decline in phosphorous derivatives (for the second quarter in particular).

         The increase in Novecare sales is due primarily to the change in sale prices, which had a positive impact of (euro)35.6 million or 7.8% for the first half of 2005 compared with the first half of 2004.

         However, the unfavorable variations in exchange rates and the reduction in sales volumes had a negative impact of (euro)12.6 million, or 2.8%, and
(euro)12.7 million, or 2.8%, respectively, compared with the first half of 2004. The increase in volumes in our Industrial and Agricultural segments during the first half of 2005 did not offset the slowdown in volumes in phosphorous derivatives during the second quarter.

Silcea

         Buoyed by good growth in silicone sales despite "silica and rare earth" markets that remained relatively stable, Silcea sales grew by (euro)27 million or 7.1%, amounting for the first half of 2005 to (euro)405 million compared with
(euro)378 million for the first half of 2004.

         The increase in Silcea sales is due in large part to the changes in sales volumes totaling (euro)22.6 million and the increase in prices amounting to (euro)9.8 million for the first half of 2005 compared with the first half of 2004.

         Furthermore, the variations in exchange rates as well as in the scope of continuing operations had a negative impact of (euro)2.1 million and
(euro)3.2 million, respectively, in the first half of 2005.

Coatis

         Coatis sales increased by (euro)59 million, or 18.3%, to reach
(euro)381 million during the first half of 2005 compared with (euro)322 million during the first half of 2004. The increase was due to various factors such as the strong performance of solvents and decorative paints, which offset a difficult market in industrial paints.

         Sales benefited from:

         o an increase in sale prices, essentially in solvents, which had a positive impact of (euro)32.2 million, or 10%, for the first half of 2005;

         o growing volumes having a positive impact of (euro)11.6 million, or 3.6%, with good performances of the TDI (toluene di-isocyanate) production plant and despite a shutdown of the Pont de Claix site during the second quarter of 2005; and

         o other factors such as the scope of continuing operations and the variations in exchange rates had a positive impact of (euro)10.5 million or 3.3% and (euro)4.6 million, or 1.4%, respectively, in the first half of 2005 compared with the first half of 2004.

Polyamide

         Polyamide sales grew (euro)160 million, or 21.8%, to reach (euro)893 million during the first half of 2005, compared with (euro)733 million during the first half of 2004.

         This increase results primarily from an overall increase in sale prices that had a positive impact of (euro)117.6 million, or 16.0%, on the first half of 2005 compared with the first half of 2004, in order to reflect the increase in the price of raw materials. This result is all the more significant since competition has intensified in the adipic acid market for which a new competing production plant was opened in China during the first half of the year.

         Variations in exchange rates, increases in sale volumes and changes in the scope of continuing operations also had a positive impact of (euro)23.8 million, or 3.2%, (euro)11.0 million, or 1.5%, and (euro)7.6 million, or 1.0%, respectively, in the first half of 2005 compared with the first half of 2004.

Acetow

         Acetow sales increased by (euro)3 million, or 1.5%, totaling (euro)197 million for the first half of 2005 compared with (euro)194 million for the first half of 2004.

         Changes in the scope of continued activities, sale volumes and the variations in exchange rates had a positive impact of (euro)8.6 million, or 4.4%, (euro)1.3 million, or 0.7% and (euro)0.9 million, or 0.5%, respectively, for the first half of 2005 compared with the first half of 2004.

         However, the decreases in sales prices offset these positive factors with a negative impact of (euro)7.9 million, or 4.1%, for the first half of 2005 compared with the first half of 2004, as the increase in sale prices in U.S. dollars was not sufficient to offset a negative change in exchange rates.

Eco Services

         Eco Services sales were down (euro)1 million, or 1.0%, dropping from
(euro)103 million for the first half of 2004 to (euro)102 million for the first half of 2005.

         Variations in exchange rates had a negative impact of (euro)4.7 million, or 4.6%, while sales prices had a positive impact of (euro)2.4 million, or 2.4%, on the first half of 2005. Finally, volumes grew during the six-month period with a positive impact of (euro)1.3 million, or 1.3%, on the first half of 2005.

Organics

         Organics sales increased by (euro)5 million, or 2.9%, to reach
(euro)177 million for the first half of 2005 compared with (euro)172 million for the first half of 2004.

         Changes in the scope of continuing operations and increases in sale prices had a positive impact of (euro)4.0 million, or 2.3%, and (euro)8.4 million, or 4.9%, respectively, on the first half of 2005 compared with the first half of 2004. Furthermore, variations in exchange rates and in volume of sales had a negative impact on Organics sales of (euro)2.2 million, or 1.3%, and
(euro)5.1 million, or 3.0%, for the first half of 2005 compared with the first half of 2004.

Rhodia Pharma Solutions (RPS)

         Rhodia Pharma Solutions sales declined by (euro)16 million, or 13.1%, to reach (euro)106 million during the first half of 2005 compared with (euro)122 million during the first half of 2004. This unfavorable change in the economic performance of our prescription health CGU observed during the first half of 2005 is the result of:

         o an 18% decline in these sales compared to the previous year, tied in particular to the market withdrawal of a drug for which the CGU manufactured the key intermediate; and

         o the overall decline in margins for the pharmaceutical subcontracting sector suffering from structural overcapacity.

         Sales volumes, changes in the scope of continuing operations, sales prices and the variations in exchange rates had a negative impact of 8.2%, 2.4%, 1.3% and 1.2%, respectively.

Sales by geographic area

         The table below presents the contribution to sales for the first six months of 2004 and the first six months of 2005 as a percentage and by geographic area.

                                                         June 30,
                                            ------------------------------------
                                               2004                    2005
                                            ---------------   ------------------
Contribution to sales by geographic area
France                                         35.2%                  37.9%
Europe (excluding France)                      23.2%                  21.9%
North America                                  20.3%                  16.6%
South America                                  9.0%                   12.6%
Rest of the world                              12.3%                  11.0%
Total                                          100%                    100%
--------------------------------------------------------------------------------

Operating expenses

         The table below shows the financial data related to our operating expenses during the first six months of 2004 and the first six months of 2005.


    Operating costs (in millions of euros)                 June 30, 2004        % variation       June 30, 2005
----------------------------------------------------     ------------------   ----------------  -----------------
Cost of sales                                                   (2,293)              11.3%             (2,551)
Administrative and selling expenses                               (266)              10.9%               (295)
Research and development expenses                                  (85)             (15.3)%               (72)
Restructuring costs                                                (75)             (56.0)%               (33)
Other operating income/(expense)                                     2                                    (16)
Total                                                           (2,717)              (9.2)%            (2,967)
-----------------------------------------------------------------------------------------------------------------

Cost of sales

         Cost of sales rose (euro)258 million, or 11.3%, increasing from
(euro)2,293 million for the first half of 2004 to (euro)2,551 million for the first half of 2005. This appreciable increase reflects the change in the price of petrochemical byproducts and more specifically of benzene and its derivatives.

         Over the 18 months ending June 30, 2005, benzene prices (quarterly average) were as indicated below:

         o   Q1 2004: 444 (euro)/MT;

         o   Q2 2004: 595 (euro)/MT;

         o   Q3 2004: 871 (euro)/MT;

         o   Q4 2004: 820 (euro)/MT;

         o   Q1 2005: 695 (euro)/MT, or +56% compared to Q1 2004; and

         o   Q2 2005: 702 (euro)/MT, or +18% compared to Q2 2004.

Administrative and selling expenses

         Administrative and selling expenses increased (euro)29 million, or 10.9%, growing from (euro)266 million for the first half of 2004 to (euro)295 million for the first half of 2005. This increase was due to the temporary establishment of project teams intended to allow the migration of all of our old information systems to a new worldwide standard information system. This new information system is one of the elements necessary for restructuring our support functions (finance, legal, purchasing and procurement, information systems, human resources, communication and general resources) by making it possible to consolidate these resources under shared services platforms.

Research and development expenses

         Research and development expenses decreased by (euro)13 million, or 15.3%, dropping from (euro)85 million for the first six months of 2004 to
(euro)72 million for the first six months of 2005. In close collaboration with its internal customer businesses, the R&D function continued its work of refocusing its portfolio of projects and associated R&D expenses based on a principle of greater project selectivity and a focus on activities likely to have results in the short and medium term.

Restructuring costs

         Restructuring costs decreased by (euro)42 million or 56%, dropping from
(euro)75 million for the first half of 2004 to (euro)33 million for the first half of 2005.

Income from operations

         Loss from operations decreased by (euro)1 million, dropping from
(euro)(15) million for the first half of 2004 to (euro)(14) million for the same period in 2005.

         This stability reflects the sharp improvement in operating performance amounting to (euro)111 million for Polyamide and Organics and, to a lesser extent, Silcea and Coatis, offset by a (euro)87 million decrease in profit from operations due to Rhodia Pharma Solutions' non-recurring asset impairment in the amount of (euro)101 million.

         This reduction in operational losses reflects the following negative factors:

         o Changes in the scope of continuing operations, variable costs (essentially raw materials), as well as other expenses and revenues that had a negative impact of (euro)8.4 million, (euro)174.1 million and (euro)20.5 million, respectively, on the first half of 2005.

         o Depreciation and amortization including impairments of assets and more particularly the impairment of all of Rhodia Pharma Solution's assets (excluding aspirin and paracetomol) for a total of (euro)101 million, that negatively affected the profit from operations, masking the improvement in operational performance.

         These negative factors are offset by the following positive factors:

         o An increase in sale prices had a positive impact of (euro)188.4 million in the first half of 2005, more than offsetting an increase in variable costs and more particularly an increase in raw material prices, reflecting our policy vis-a-vis our customers.

         o Fixed costs decreased with the pursuit of the plans announced by us, having a positive impact of (euro)66 million in the first half of 2005 compared with the same period in 2004, offset by an impact of (euro)37 million in inflation based on our fixed expenses (particularly the wage increases during the first half of 2005 tied to the wage freeze for the first half of 2004) and by non-recurring items amounting to (euro)26 million (consisting primarily of project costs).

         o Lower restructuring expenses of (euro)48.7 million for the first half of 2005.

         The table below presents an analysis of the consolidated profit/(loss) by enterprise from operations for the six months ended June 30, 2004 and June 30, 2005:

                Six                                                                 Other                                     Six
               Months                                                              operating                                 Months
               Ended                                                                revenues    Depreciation                 Ended
(in millions  June 30,                                            Variable  Fixed     and          and       Restructuring  June 30,
 of euros)     2004   Structure(2) Conversion Volume  Sale price   costs    costs   expenses   amortization     costs        2005
------------------------------------------------------------------------------------------------------------------------------------

Novecare        54.0      (10.0)     (1.9)      0.6       33.7    (32.8)   (3.9)       0.3          1.3         (0.4)       41.0
                          18.5%      (3.5)%    1.1%      62.4%    (60.7)%  (7.3)%     0.5%         2.4%         (0.7)%     (24.1)%
------------------------------------------------------------------------------------------------------------------------------------
Silcea          1.0       (5.9)       0.2       8.2       9.1      (5.7)    10.9      (0.3)        (1.2)        (4.3)       12.0
                        (592.45)%    16.8%    815.9%     914.6%   (565.2)% 1091.1%   (28.8)%     (124.6)%      (427.5)%    1100.0%
------------------------------------------------------------------------------------------------------------------------------------
Coatis         (1.0)      (4.8)       0.6      13.4       30.2    (30.9)   (3.5)      (1.0)         2.2          1.8         7.0
                          482.0%     (62.7)  (1337.7)% (3017.1)%  3091.6%  346.5%     95.7%      (221.5)%      (176.8)%    (800)%
------------------------------------------------------------------------------------------------------------------------------------
Polyamide       17.0       26.1       3.1       6.5      112.1    (85.3)    13.6       0.8         (2.2)        (5.7)       86.0
                          153.6%     18.4%     38.4%     659.1%   (501.8)% 79.9%      4.8%        (13.0)%      (33.5)%     405.9%
------------------------------------------------------------------------------------------------------------------------------------
Acetow          38.0       0.9       (0.1)      2.1      (7.5)     (3.2)   (0.5)      (0.5)         1.3         (0.5)        30
                           2.4%      (0.2)%    5.4%     (19.8)%   (8.4)%   (1.3)%    (1.3)%        3.5%         (1.3)%     (21.1)%
------------------------------------------------------------------------------------------------------------------------------------
Eco Services    19.0      (0.2)      (1.1)      0.2       2.1      (3.0)    1.9       (0.0)        (0.3)         0.0        19.0
                          (1.2)%     (5.8)%    1.2%      10.9%    (16.0)%   9.8%      0.0%        (1.4)%         0.1%        0%
------------------------------------------------------------------------------------------------------------------------------------


                Six                                                                 Other                                     Six
               Months                                                              operating                                 Months
               Ended                                                                revenues    Depreciation                 Ended
(in millions  June 30,                                            Variable  Fixed     and          and       Restructuring  June 30,
 of euros)     2004   Structure(2) Conversion Volume  Sale price   costs    costs   expenses   amortization     costs        2005
------------------------------------------------------------------------------------------------------------------------------------

Organics       (18.0)      0.7       (0.3)     (5.0)      8.1      (8.0)    6.5        1.6          6.3          13.1        5.0
                          (3.9)%      1.7%     27.7%    (45.0)%    44.4%  (36.0)%    (8.7)%       (35.1)%      (73.0)%    (127.8)%
------------------------------------------------------------------------------------------------------------------------------------
RPS            (28.0)      1.3        0.7      (6.2)     (1.6)     (4.3)    1.2       (0.2)       (82.0)         4.0       (115.0)
                          (4.7)%     (2.5)%    22.3%      5.6%     15.4%   (4.3)%     0.5%        292.8%       (14.5)%     310.7%
------------------------------------------------------------------------------------------------------------------------------------
Other (1)      (97.0)     (16.9)      0.3      16.4       2.2      (1.0)   (22.9)    (21.3)         0.6          40.6      (99.0)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL          (15.0)     (8.4)       1.6      36.2      188.4    (174.1)   3.3      (20.5)       (74.0)         48.7      (14.0)
                          56.3%     (10.4)%  (241.2)%  (1255.8)%  1160.9% (21.8)%    136.7%       493.1%       (324.5)%    (6.7)%
------------------------------------------------------------------------------------------------------------------------------------

         (1) Includes other activities, outside Group sales for the enterprise and elimination of inter-company sales.

         (2) Presents the impact of variations in the scope of our activities which are not classified as "discontinued activities" and the reclassifications of inter-company activities.

Novecare

         Novecare's profit from operations decreased by (euro)13 million, or 24.1% to (euro)41 million during the first half of 2005 compared with (euro)54 million for the first half of 2004.

         Novecare's earnings were affected by a (euro)10 million change for restructuring plans, particularly the divestiture of sulfur activities located in England. The drop in revenues from operations was also attributable to an increase in fixed costs of (euro)3.9 million and to variations in exchange rates that had a negative impact of (euro)1.9 million. However, favorable sales price dynamics had a positive impact of (euro)33.7 million and more than offset the negative impact of variable costs ((euro)32.8 million due to the increase in raw material prices such as phosphorous and ethylene oxide).

Silcea

         Silcea's profit from operations amounted to (euro)12 million for the first half of 2005 compared with (euro)1 million for the same period in 2004.

         The operational performance of the Silicones business is improving. Our improvement in performance is the result of different factors such as fixed costs (reduction of fixed expenses in accordance with the objectives announced), sale prices and volumes that had respective positive effects of (euro)10.9 million, (euro)9.1 million and (euro)8.2 million, while variable costs, changes in the scope of consolidation and restructuring costs had a negative impact of
(euro)5.7 million, (euro)5.9 million and (euro)4.3 million, respectively, on the first half of 2005 compared with the first half of 2004.

         We are continuing to evaluate our options with respect to our Silicones business. We are currently negotiating a strategic transaction with China National Blue Star Corporation involving our activities in this business. The terms and conditions of this transaction are the focus of discussions between us.

Coatis

         Coatis' profit from operations increased by (euro)8 million and amounted to a profit of (euro)7 million for the first half of 2005 compared with a loss of (euro)1 million for the first half of 2004, this increase becoming especially apparent in the second quarter of 2005.

         Profit from operations benefited from:

         o a price effect and large volumes that were largely responsible for this increase with positive impacts of (euro)30.2 million and
             (euro)13.4 million, respectively, for the first half of 2005 compared with the first half of 2004;

         o the Pont de Claix TDI plant, which has been operating reliably since the end of 2004, following technical improvements; and

         o other factors that had lesser positive impacts such as exchange rates, the reductions in depreciation or restructuring costs that affected profit from operations, respectively, by (euro)0.6 million, (euro)2.2 million and (euro)1.8 million during the first half of 2005.

         Nevertheless, we recorded:

         o a negative impact of (euro)4.8 million resulting from changes in the scope of continuing operations and particularly those caused by the acquisition of Chloralp;

         o the maintenance shutdown of the Pont de Claix site that occurred during the second quarter of 2005, and that, as a consequence, negatively affected such quarter in the amount of (euro)9 million; and

         o an increase in variable costs, fixed costs and other operating income and expenses that negatively affected profit from operations by (euro)30.9 million, (euro)3.5 million and (euro)1.0 million, respectively, during the first half of 2005 compared with the first half of 2004.

Polyamide

         During the first half of 2005, Polyamide's profit from operations reached (euro)86 million compared with (euro)17 million during the first half of 2004, corresponding to an increase of (euro)69 million.

         This increase for the first half of 2005 compared with the first half of 2004 was due primarily to:

         o   an increase in sales prices that positively affected profit by
             (euro)112.1 million for the first half of 2005 and that more than offset an increase in variable costs of (euro)85.3 million (consisting mainly of an increase in the cost of raw materials for the second quarter of 2005);

         o the changes in the scope of continuing operations that had a positive impact of (euro)26.1 million;

         o fixed costs, which decreased by (euro)13.6 million because of the restructuring efforts launched during the second half of 2004; and

         o volumes (growth in the volumes of certain upstream segments: polyamide intermediates and engineering plastics during the first half of 2005 and nylon intermediates, polymers and engineering plastics during the second quarter of 2005), as well as exchange rates, which had positive respective impacts of (euro)6.5 million and (euro)3.1 million.

         On the other hand, restructuring costs and depreciation and amortization had a negative impact of (euro)5.7 million and (euro)2.2 million, respectively, during the first half of 2005 compared with the first half of 2004.

Acetow

         Acetow's profit from operations amounted to (euro)30 million for the first half of 2005 compared with (euro)38 million for the first half of 2004, recording a decrease of (euro)8 million or 21.1%

         We recorded:

         o a drop in sale prices amounting to (euro)7.5 million. The increase in prices in U.S. dollars did not offset the negative impact of changes in exchange rates;

         o   an increase in variable costs that had a negative impact of
             (euro)3.2 million for the first half of 2005; and

         o finally, fixed costs, restructuring expenses and other operating income/(expense) that each had a negative impact of (euro)0.5 million for the first half of 2005 compared with the first half of 2004.

         Conversely, we were able to record:

         o an increase in volumes of (euro)2.1 million reflecting regular growth of approximately 4%; and

         o a reduction in depreciation and amortization amounting to (euro)1.3 million and the positive impact of the changes in the scope of continuing operations in the amount of (euro)0.9 million for the first half of 2005 compared with the first half of 2004.

Eco Services

         Eco Services' profit from operations remained stable at (euro)19 million during the first half of 2005 compared with first half of 2004.

         This stability is due essentially to:

         o the increase in variable costs and the variations in exchange rates that had a negative impact of (euro)3 million and (euro)1.1 million, respectively; and

         o good growth in sale prices, a reduction in fixed expenses and changes in the scope of continuing operations that had positive impacts of (euro)2.1 million, (euro)1.9 million and (euro)0.2 million, respectively.

Organics

         Organics' profit from operations became positive shifting from a loss of (euro)18 million for the first half of 2004 to a gain of (euro)5 million for the first half of 2005.

         This improvement is due in large part to the implementation of the 2004 restructuring plan, which resulted in repositioning the Organics business (Perfumes and Agrochemistry) in a limited number of technologies. As planned, we are following through with the announced divestments and plant closings. As a result, fixed costs dropped (euro)6.5 million and restructuring costs dropped
(euro)13.1 million for the first half of 2005.

         Furthermore, the increases in sale prices and the declines in depreciation and amortization also had a positive impact of (euro)8.1 million and (euro)6.3 million, respectively, in the first half of 2005, while rising variable costs and declining volumes had a negative impact of (euro)8 million and (euro)5 million, respectively, in the first half of 2005 compared to the first half of 2004.

Rhodia Pharma Solutions

         RPS' losses from operations increased, growing from (euro)28 million for the first half of 2004 to (euro)115 million for the first half of 2005 corresponding to a decrease of (euro)87 million.

         2005 profit from operations in particular include a non-recurring asset impairment of (euro)97 million following an impairment test.

         This asset impairment is related to the activities of the Rhodia Pharma Solutions "prescription health" CGU, and results from the revision of the development outlook for this activity within our Group due, on the one hand to:

         o the decline in economic performance observed during the first half of 2005 as a result of:

                -- an 18% drop in sales compared to the previous year, tied in particular to the market withdrawal of a drug for which the CGU manufactured the key intermediate; and

                -- the general decline in margins for the pharmaceutical subcontracting sector suffering from structural overcapacity.

         o and, on the other, the downward revision of the growth prospects for the pharmaceutical subcontracting market affected by the stricter market release conditions for new drugs.

         However, other factors influenced RPS' profit from operations such as variations in volumes, variable costs and sale prices, which had a negative impact of (euro)6.2 million, (euro)4.3 million and (euro)1.6 million, respectively, and restructuring expenses and fixed costs that had a positive impact of (euro)4 million and (euro)1.2 million, respectively, during the first half of 2005.

Net financial expense

         Financial expense rose from (euro)173 million for the first half of 2004 to (euro)211 million for the first half of 2005 corresponding to an increase of (euro)38 million, or 22%. This increase is the direct result of different factors presented in the table below:

                                                       Six Months Ended June 30
                                                       -------------------------
(in millions of euros)                                    2004           2005
---------------------------------------------------    ----------    -----------
Net interest expense tied to indebtedness                (113)          (117)
Other financial charges-net                               (49)           (28)
Capitalized interest                                       1              1
Discounting effects                                        -             (10)
Foreign exchange results                                  (11)           (58)
Other                                                     (1)             1
Total                                                    (173)          (211)

Net interest expense tied to indebtedness

         The relative stability of net interest expense reflects the structure of our Group's indebtedness, essentially consisting of fixed-rate bonds.

Other financial charges-net

         Other financial charges-net decreased from (euro)(49) million for the first half of 2004 to (euro)(28) million for the first half of 2005:

         o non-recurring expenses tied to financing operations for the first half of 2005, which totaled (euro)(21) million including:

                -- (euro)8 million in early redemption fees for the EMTN bonds maturing in 2006; and

                -- (euro)13 million in accelerated amortization of the fees for establishing the RFA credit facility following the renegotiation of a new syndicated credit facility; and

         o   recurring expenses tied to financing operations in the amount of
             (euro)(5) million corresponding to the straight-line amortization of the expenses for establishing the RFA credit facility on June 30, 2005.

Discounting effects

         This heading reflects the financial effect of the semi-annual variation in capitalizing environmental liabilities in the amount of (euro)6 million.

Foreign exchange result

         Foreign exchange result increased from (euro)(11) million for the first half of 2004 to (euro)(58) million for the first half of 2005.

         This deterioration is the direct result of the increase in our debt issued in U.S. dollars because of the effect of the appreciation of the U.S. dollar compared to the euro.

Income tax expense

         Because of the absence of accounting for deferred tax assets related to the loss of the six-month period, particularly in France, the tax expense on June 30, 2005 amounted to (euro)(36) million for a loss before tax for the consolidated companies of (euro)(225) million.

         On June 30, 2005, because of the presumed additional tax losses within the English tax entity, its deferred tax assets are no longer recognized. The corresponding expense totaled (euro)(24) million on the income statement.

Share of profits of equity-accounted companies

         The share of profits of equity-accounted companies was 0 for the first half of 2005 compared with a loss of (euro)(2) million for the same period in 2004.

Gain/(loss) from discontinued activities

         There were no significant changes in the scope of consolidation as of June 30, 2005.

         The agreement to sell the chlorine business at the Staveley site (United Kingdom) to Ineos Chlor Ltd was signed in November 2004. This sale was finalized on March 31, 2005, marking the end of chlorine production at the site.

         Profit from discontinued operations or operations that are in the process of being sold decreased as a result of the non-recurrence in 2005 of the 2004 effects of the asset divestment program launched at the end of 2003, decreasing from (euro)196 million for the first half of 2004 to (euro)(9) million for the first half of 2005.

         Activities sold or in the process of being sold:

         Our Group's discontinued operations correspond to the sales of activities underway or completed following our withdrawal from certain of our businesses.

         The main sales that occurred in 2004 are as follows:

         o   In May 2004, the sale of our food ingredients business to Danisco;

         o In June 2004, the sale of our specialty phosphates businesses in Europe to Thermphos International;

         o The sale of our European drinking water treatment businesses to Fealco AB in August 2004 and to Novasep in November 2004;

         o In August 2004, the sale of our phosphates business in North America to Bain Capital;

         o In November 2004, the sale of our sulfuric acid business at the Staveley site (United Kingdom) to Ineos Chlor Ltd; and

         o In December 2004, the sale of our anesthetics business to Nicholas Piramal India Ltd.

         The main sales carried out or underway in 2005 are as follows:

         o In April, announcement of negotiations between us and SNIA, 50% owners of the joint venture Nylstar, with Radici Group, marking a step in the withdrawal from the European textile business;

         o In June, the sale of our HFC Isceons refrigerants business to DuPont; and

         o In August, the sale of our European cartridge silicone sealants business to Henkel.

         In accordance with IFRS 5 "Non-current assets held for sale and discontinued operations," assets of the operations sold or in the process of being sold and the liabilities attached directly to them were reclassified on our balance sheet as "Assets held for sale" and "Liabilities held for sale." If the criteria of IFRS 5 are satisfied, the profit from operations sold or in the process of being sold, as well as the proceeds from the sale and the losses in value resulting from valuing the assets at the fair value net of transfer charges, are presented on the income statement under the item "Income/(loss) from discontinued operations."

         Other changes in the scope of consolidation in 2004 were:

         o In December 2004, we acquired the Chloralp group from La Roche Industries.

         o On December 31, 2004, and as a result of the acquisition of the Chloralp group, Cevco, previously accounted for using the equity method, was fully consolidated.

Minority interests

         Minority interests increased by (euro)2 million, moving from (euro)(1) million for the first half of 2004 to (euro)1 million for the first half of 2005.

Net loss

         The Group's share of the net loss for the first half of 2005 increased by (euro)232 million compared with the first half of 2004, growing from
(euro)(37) million for the first half of 2004 to (euro)(269) million for the first half of 2005. This is due in major part to the non-recurring sales of assets during the first half of 2004 and to the non-recurring impairments of assets for the Rhodia Pharma Solutions "prescription health" CGU during the first half of 2005 despite the improving profit from operations.

Liquidity and capital resources

         The following table presents the maturities for our financial debt:

                                                                                            After
June 30, 2005                               Total   2005    2006    2007    2008    2009     2009       Maturity
------------------------------------------ ------- ------  ------  ------  ------  ----- ----------- ---------------
EMTN                                         54              54                                         March-06
2003 USD Senior Notes (200 m$)               162                                             162        June-10
2003 EUR Senior Notes                        701                                             701        June-10
2004 USD Senior Notes (647.5 m$)             507                                             507        June-10
2004 EUR Senior Notes                        171                                             171        June-10
2003 USD Subordinated Notes (385 m$)         311                                             311        June-11
2003 EUR Subordinated Notes                  297                                             297        June-11
Other bonds                                  25              25                                         March-06
Revolving syndicated credit facility and
  bilateral credit facilities               398     191     191     11       2       2       1       2005 - 2016
Commercial paper                             10      10                                               1 - 3 months
Capital lease obligations                    139     10      14      18       8      65       24      2005 - 2016
Other                                        36       2       9       4       3       1       17      2005 - 2016
Securitization program                       260     260                                             December-2005
Total                                       3,071    473     293     33      13      68     2,191


         This section presents an analysis of the financial debt and the cash resources on June 30, 2005, compared with December 31, 2004, but not with June 30, 2004.

         On June 30, 2005, gross financial debt totaled (euro)3,071 million compared with (euro)2,940 million on December 31, 2004.

         Furthermore, we had (euro)425 million in cash and cash equivalents and marketable securities on June 30, 2005 compared with (euro)612 million on December 31, 2004. These (euro)425 million include (euro)106 million in marketable securities and (euro)319 million in cash and cash equivalents.

         Our Group also has (euro)125 million in confirmed, unused credit lines.

         Our Group's capital resources thus totaled (euro)550 million on June 30, 2005, compared with (euro)1,075 million on December 31, 2004, consisting of
(euro)612 million of cash and cash equivalents and (euro)463 million of confirmed but unused credit facilities.

Summary of the financial operations that occurred during the first half of 2005

         During the first half of 2005, we proceeded with the following transactions:

         o on February 14, 2005, closing of the placement of notes maturing in 2010 in the principal amount of (euro)500 million at a price of 103.5% for an effective rate of 7.19%;

         o on February 18, 2005, early redemption of capital lease obligations in the total amount of (euro)108 million; and

         o on March 18, 2005, closing of the public offering for the (euro)300 million of 6% EMTN maturing in March 2006. More than 80% of the bonds issued were redeemed representing a face value of approximately (euro)246 million.

Refinancing Facilities Agreement

         In accordance with the repayment obligations as set forth for our medium-term credit facility (Refinancing Facilities Agreement - RFA), the notes placement of February 14, 2005 resulted in reducing the amount of the syndicated credit facility from (euro)565 million to (euro)313 million. This reduction satisfies our obligation, pursuant to the RFA, to apply in cancellation of this credit facility an amount corresponding to a portion of the funds raised in connection with the notes (50% of the net proceeds of the issue).

         On June 17, 2005, we entered into a syndicated, multi-currency credit facility with a restricted group of banks on our own behalf and on behalf of our subsidiaries in the amount of (euro)300 million (Multicurrency Revolving Credit and Guaranty Facility or "RCF") maturing on June 30, 2008. This new syndicated line of credit replaced the RFA. The interest rate applicable to the amounts borrowed corresponds to the reference rate, depending on the currency of the borrowed funds, plus the applicable margin. The applicable margin decreases progressively based on the improvement in the ratio of consolidated net debt to adjusted EBITDA. We also pay a commitment commission corresponding to 45% of the applicable margin.

         Rhodia and Rhodia Inc. granted security interests in connection with setting up the RCF. According to an agreement between creditors and a security sharing agreement, the banks that are creditors of the RCF and the lessors pursuant to the French leases, the Secured Creditors agreed to share the proceeds resulting from the call of any security. This agreement governs the relations between the Secured Creditors concerning the procedure for calling security and sharing the resulting proceeds.

         According to a subordination agreement, we agreed to subordinate the repayment of certain debts of our subsidiaries to the repayment of the Secured Creditors. We will continue to repay our subsidiaries' debts according to their due dates as long as there is no default in relation to our financial covenants.

         The RCF contains the following covenants that we will be required to satisfy on the dates indicated:

                                                                                               Actual
                                                                      Consolidated net      restructuring
                              Consolidated net      EBITDA / Net      debt (in billions    costs/ Budgeted
                            debt/adjusted EBITDA  financial expense       of euros)      restructuring costs
-------------------------  ---------------------- -----------------   -----------------  ----------------------
06/30/2005                        6.6 :1.0            1.9 :1.0               3.1                  -
09/30/2005                        5.7 :1.0            2.1 :1.0               3.1                  -
12/31/2005                        5.4 :1.0            2.1 :1.0               3.1                115%
03/31/2006                        5.2 :1.0            2.3 :1.0               3.1                  -
06/30/2006                        4.9 :1.0            2.5 :1.0               3.1                  -
09/30/2006                        4.5 :1.0            2.6 :1.0               3.1                  -
12/31/2006                        4.4 :1.0            2.8 :1.0               3.1                120%
03/31/2007                        4.4 :1.0            2.9 :1.0               3.1                  -

                                                                                               Actual
                                                                      Consolidated net      restructuring
                              Consolidated net      EBITDA / Net      debt (in billions    costs/ Budgeted
                            debt/adjusted EBITDA  financial expense       of euros)      restructuring costs
-------------------------  ---------------------- -----------------   -----------------  ----------------------
06/30/2007                        4.4 :1.0            3.0 :1.0               3.1                  -
09/30/2007                        4.2 :1.0            3.0 :1.0               3.0                  -
12/31/2007                        4.0 :1.0            3.0 :1.0               3.0                130%
03/31/2008                        4.0 :1.0            3.0 :1.0               3.0                  -
---------------------------------------------------------------------------------------------------------------


         Consolidated net debt, as defined in the RCF, includes long-term financial debt, bank overdrafts, the current portion of long-term borrowings, the guarantees granted to third parties related to financial debt of unconsolidated subsidiaries, amounts outstanding under the securitization program, the residual liability related to capital leases consolidated in IFRS and short-term borrowing less available cash, short-term deposits and marketable securities.

         EBITDA includes the operating income (before restructuring costs and after the cash impact of provisions other than restructuring provisions) plus depreciation and amortization and impairments of tangible and intangible fixed assets. Adjusted EBITDA corresponds to our Group's EBITDA adjusted by the EBITDA of the unconsolidated entities whose financial debt is secured by our Group in proportion to our Group's holding percentage.

         Net financial expense is defined as the aggregate amount of interest on long-term borrowings and financing operations, after capitalization of financial expense, less interest income from financial assets.

         Furthermore, under the RCF, Rhodia Inc. consolidated with its subsidiaries must satisfy the following ratio: total long-term net assets to total debt must be greater than 1. This ratio is tested on a quarterly basis.

         Our capacity to draw amounts under the RCF is dependent on maintaining the preceding financial covenants. As of June 30, 2005, we were in compliance with all applicable covenants.

         The RCF includes certain early repayment provisions that include a change in control of Rhodia or the adoption of a dissolution or liquidation plan concerning Rhodia.

         Furthermore, the RCF includes provisions for mandatory repayment and partial termination of the syndicated credit facility, particularly in the following cases: asset sales exceeding certain thresholds set forth in the agreement or issues carried out on the financial markets by Rhodia or one of its subsidiaries generating net proceeds in excess of (euro)125 million and not intended to refinance existing debt.

High Yield Notes

         In order to extend the average maturity of its debt, on February 14, 2005, we carried out a private placement of high yield bonds to institutional investors. This issue of (euro)500 million in bonds issued at 103.5% of the face value increases the tranche of (euro)200 million in senior bonds issued on May 28, 2003, at a rate of 8% and with a maturity date of June 1, 2010, thus raising it to a total of (euro)700 million.

         Total net proceeds received net of professional fees and expenses totaled around (euro)503 million.

Capital leases

         On February 18, 2005, Rhodia Inc. prepaid certain capital leases for a total amount of approximately (euro)108 million.

EMTN program

         On the maturity date, we redeemed the balance of the bonds issued as part of the EMTN program earning interest at the rate of 6.25%, maturing in May 2005 in the principal amount of (euro)49 million.

         On March 18, 2005, we closed the early redemption of bonds issued in connection with the EMTN program bearing interest at the rate of 6% and maturing in March 2006, in the principal amount of (euro)300 million. At the end of the offer, the principal amount of the bonds we redeemed totaled approximately
(euro)246 million and the principal amount of the bonds remaining in circulation totaled approximately (euro)54 million. The early redemption fee totaled approximately (euro)8 million.

Securitization programs

         The pan-European securitization program signed with Calyon in December 2004 and operating since January 2005 replaces existing programs in Europe. The current North American securitization program will mature in January 2006 and the establishment of a new North American securitization program is planned to replace the current North American program.

         As of June 30, 2005, the total unrecovered claims sold by our Group amounted to approximately (euro)378 million, in exchange for which we received cash payments amounting to approximately (euro)260 million.

Uncommitted credit facilities

         We and certain of our subsidiaries, including our unconsolidated subsidiaries, have entered into uncommitted facilities, overdraft authorizations and letters of credit with various financial institutions. Most of these facilities exist to finance working capital needs and for general corporate purposes. These facilities have no specified maturity, and the lenders generally have the right to cancel them with relatively short notice.

         The total amount of uncommitted credit facilities and overdraft authorizations of the consolidated subsidiaries was (euro)140 million as of June 30, 2005.

Guarantees

         We act as guarantor for certain of our consolidated and unconsolidated subsidiaries. On June 30, 2005, the total amount of guarantees concerning our unconsolidated subsidiaries totaled (euro)25 million.

Commercial paper

         As of June 30, 2005, our total commercial paper in circulation amounted to (euro)10 million.

Consolidated cash flow

         This section presents an analysis of the consolidated cash flow for the six months ended June 30, 2005 compared with the year ended December 31, 2004, but not with the six months ended June 30, 2004 because of the transition to IFRS standards.


                                                         Year ended                 Six months ended
        Cash flow (in millions of euros)              December 31, 2004              June 30, 2005
----------------------------------------------  ---------------------------   -------------------------
Net profit/(loss)                                           (632)                        (270)
Cash flow provided by/(used for) operating
  activities                                                (32)                         (118)
Cash flow provided by/(used for) investing
  activities                                                 280                           68
Cash flow provided by/(used for) financing
  activities                                                (445)                          0
Cash flow variation                                         (201)                         (18)
--------------------------------------------------------------------------------------------------------

         Consolidated cash flow increased by (euro)183 million, rising from
(euro)(201) million for the year ended December 31, 2004 to (euro)(18) million for the six months ended June 30, 2005.

Cash flow provided by/(used for) operating activities

         Cash flow used by operating activities increased by (euro)86 million, increasing from (euro)(32) million for the year 2004 to (euro)(118) million for the first half of 2005.

         This deterioration was due primarily to the seasonality of the operations that resulted in a temporary increase in working capital requirements of approximately (euro)223 million despite the improvement in operational performance that led to an increase in cash flow, which rose from (euro)78 million for the year 2004 to (euro)105 million for the first half of 2005.

         The increase in net cash flow used by operating activities is due to a combination of general structural factors more specific to our operations. The structural factors are associated with the specialty chemicals industry and the global economy including a high level of demand, higher raw materials prices and the appreciation of the U.S. dollar compared to the euro. The factors specific to our company include restructuring costs and the increase in financial expenditures.

Net cash flow provided by/(used for) investing activities

         Cash flow provided by investing activities decreased by (euro)212 million dropping from (euro)280 million for the year 2004 to (euro)68 million for the first half of 2005.

         The factors accounting for this difference are as follows:

         o Acquisitions of fixed assets decreased dropping from (euro)221 million for the year 2004 to (euro)109 million for the first half of 2005. The announced plans to control capital improvement expenditures continue to be effective.

         o The other capital expenditures, which primarily include expenditures for (i) operating assets, such as computer programs, patents and licenses, and (ii) the other capital expenditures in accordance with our comprehensive development plan, decreasing from
             (euro)91 million for the year 2004 to (euro)12 million for the first half of 2005.

         o The cash flow generated by sales of assets totaled (euro)28 million for the first half of 2005, compared with (euro)652 million for the year 2004. This appreciable reduction reflects the conclusion of the divestment program carried out in 2004, a major step in our Group's recovery plan announced in October 2003. The sales of assets carried out during the first half of 2005 consisted primarily of non-significant targeted divestments of non strategic, marginal business activities.

         o Loans and financial investments decreased by (euro)161 million, primarily because of the decrease in marketable securities.

Cash flow provided by/(used for) financing activities

         o Cash flow provided by financing activities balanced out during the first half of 2005, although (euro)445 million in resources had been used to reduce our debt during 2004.

Consolidated balance sheet

         This section presents an analysis of the consolidated balance sheet on June 30, 2005, compared with December 31, 2004, but not with June 30, 2004.

Operating working capital

         Working capital requirements (accounts receivable plus inventories less accounts payable) amounted to (euro)798 million on June 30, 2005, compared with
(euro)635 million on December 31, 2004, representing a 25.7% increase. The working capital requirements/sales ratio was 14.8% for the first half of 2005 compared with 12.7% at the end of December 2004, reflecting the seasonality of the cycle of our operations.

Consolidated net debt

         On June 30, 2005, long-term borrowings (including capital lease obligations) reached (euro)2,395 million; short-term debt (short-term borrowing and the current portion of long-term borrowings) reached (euro)676 million.

         Consolidated net debt (defined as the sum of long-term debt, short-term borrowings and the current portion of long-term debt less marketable securities, less cash and cash equivalents increased by (euro)318 million to reach
(euro)2,646 million on June 30, 2005, compared with (euro)2,328 million on December 31, 2004.

         This increase in the consolidated net debt is due primarily to the seasonality of the operations, which resulted in a temporary increase in working capital requirements of around (euro)223 million, and to the effects of the increase in the value of the U.S. dollar compared to the euro on the conversion of the debt denominated in U.S. dollars for an amount of approximately (euro)93 million.

Provisions and expenses to be paid over more than one year and deferred tax credits

         Provisions in excess of one year and deferred tax credits reached
(euro)1,433 million on June 30, 2005 compared with (euro)1,309 million on December 31, 2004. On June 30, 2005, this amount included deferred tax credits in the amount of (euro)82 million and provisions for risks and expenses payable over more than one year of (euro)1,351 million.

Other long-term liabilities

         Other long-term liabilities in excess of one year totaled (euro)73 million on June 30, 2005 compared with (euro)51 million on December 31, 2004.

Equity capital of the consolidated entity

         The equity capital of the consolidated entity was (euro)(685) million on June 30, 2005, compared with (euro)(521) million on December 31, 2004, or a decrease of (euro)164 million.

Events occurring after the financial statements were closed on June 30, 2005

Sales of assets:

         Since June 30, 2005, we have finalized the sale:

         o   of the Arras site in France belonging to the carpet yarns business;

         o   of the HFC Isceons refrigerants business; and

         o   of the European silicone sealants business.

         As indicated in Note 2 to the Semi-Annual Financial Statements included in this Report at page F-1, the assets and liabilities assigned to these business were reclassified on the balance sheet on June 30, 2005 as "Assets held for sale" and "Liabilities held for sale" and were valued at the lower of their net book value or their fair value net of selling expenses.

         Furthermore, during the third quarter of 2005, we initiated or finalized the sale of other non-strategic businesses meeting the IFRS 5 criteria since then.

         The collective result of these operations should be a loss of approximately (euro)20 million in the financial statements for the third quarter of 2005.

Litigation and off-balance sheet commitments:

         As part of the Rhodia/Innophos litigation, the amount claimed of approximately (euro)100 million emanating from the Mexican National Water Commission (and related to the use of water at the Coatzacoalcos site between 1998-2002) was revised downward as a result of an application for review we filed and granted by decision rendered on August 29, 2005. The total amount of the revised claim is approximately (euro)16.5 million. We believe that we still have solid grounds of defense and hope to have the claim set aside unconditionally.

Corporate sales of the parent company

         During the first half of 2005, Rhodia S.A. (the parent company) posted net negative sales of (euro)372 million following net negative sales of
(euro)142 million for the first half of 2004.

Outlook

         At the end of June 2005, our Group's performance was in line with the objectives of the recovery plan. Our earnings benefited from a return to a more favorable price dynamic, which more than offset the increases in raw materials costs.

         During the second half of the year, the economic climate remained difficult because of persistent high raw materials prices and the instability of exchange rates. The Group's operational performance for this period should reflect the seasonality effect of the previous years to reach a lower level than that of the first half of the year.

         The natural disasters that recently hit Central Europe and the United States affected the activity of two of our sites: Emmenbrucke in Switzerland and the Baton Rouge site in Louisiana.

         These external events will slow down the anticipated growth in our EBITDA during the second half of the year. In all, our Group estimates that their impact will not exceed 5% of the EBITDA expected for 2005.

         However, EBITDA, before restructuring for 2005, should show an improvement compared with that of 2004, at comparable exchange rates and scope of consolidation.

         Our Group confirmed its medium-term objectives to reduce its net debt/EBITDA ratio to below 3.5, to achieve an EBITDA margin level of 13% and to post positive profit in 2006; projected earnings for 2005 are still a loss due in particular to the level of financial expenses and to the restructuring measures.

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------



Assets
------------------------------------------------------------------------------------------------------------
(in millions of euros)                                       Note           12/31/2004            6/30/2005
------------------------------------------------------------------------------------------------------------
Goodwill                                                      3                    226                  245
Other intangible assets                                       3                    139                  154
Tangible assets                                               4                  2,245                2,193
Long-term loans and deposits                                                       142                  129
Investments accounted for by the equity method                                       3                    4
Investments at cost                                           5                     41                   29
Deferred tax assets                                           14                    99                  126
Other financial assets                                                              43                   43
------------------------------------------------------------------------------------------------------------
Total long-term assets                                                           2,938                2,923
------------------------------------------------------------------------------------------------------------
Inventories and work in progress                              7                    701                  752
Taxes payable                                                                        0                    0
Trade receivables and related accounts                                             770                  846
Other current assets                                                               546                  500
Marketable securities                                                              275                  106
Cash and cash equivalents                                                          337                  319
------------------------------------------------------------------------------------------------------------
Total current assets                                                             2,629                2,523
------------------------------------------------------------------------------------------------------------
Assets held for sale                                          2                      0                   24
------------------------------------------------------------------------------------------------------------
Total Assets                                                                     5,567                5,470
------------------------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------


Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------------------------
(in millions of euros)                                Note                  12/31/2004              6/30/2005
-------------------------------------------------------------------------------------------------------------
Share capital                                                                      628                   628
Additional paid-in capital                                                         807                   543
Accumulated deficit and fair value reserves                                     (1,970)               (1,972)
Cumulative translation adjustments                                                 (11)                   90
-------------------------------------------------------------------------------------------------------------
Total shareholders' equity - Group share                                          (546)                 (711)
Minority interests                                                                  25                    26
-------------------------------------------------------------------------------------------------------------
Total shareholders' equity                              8                         (521)                 (685)
-------------------------------------------------------------------------------------------------------------
Provisions                                              9                        1,254                 1,351
Long-term debt                                         10                        2,250                 2,395
-------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                               14                           55                    82
Other long-term liabilities                                                         51                    73
-------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                      3,610                 3,901
-------------------------------------------------------------------------------------------------------------
Short-term borrowings and current
 portion of long-term debt                             10                          690                   676
Trade payables and related accounts                                                836                   800
Provisions                                              9                          311                   286
Other current liabilities                              13                          641                   477
Income taxes payable                                   13                            0                     0
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                        2,478                 2,239
-------------------------------------------------------------------------------------------------------------
Liabilities held for sale                               2                            0                    15
-------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                       5,567                 5,470
-------------------------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------


------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                     Note     6/30/2004       12/31/2004       6/30/2005
------------------------------------------------------------------------------------------------------------------

Sales - products                                                           2,464            5,010           2,705
Services and other revenues                                                  238              476             248
------------------------------------------------------------------------------------------------------------------
Cost of sales*                                                           (2,293)          (4,825)         (2,551)
Administrative and selling expenses                                        (266)            (546)           (295)
Research and development expenses                                           (85)            (158)            (72)
Restructuring costs                                                         (75)            (187)            (33)
Impairment of goodwill                                                         0            (135)               0
Other operating income/(expense)                            12                 2             (51)            (16)
------------------------------------------------------------------------------------------------------------------
Income/(loss) from operations                                               (15)            (416)            (14)
Gross financial expense                                     13             (124)            (239)           (125)
Other financial income/(expense)                            13              (49)               12            (86)
------------------------------------------------------------------------------------------------------------------
Income/(loss) before taxes                                                 (188)            (643)           (225)
Income tax expense                                          14              (42)            (102)            (36)
Share of earnings/(losses) of equity-accounted companies                     (2)                3               0
------------------------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations                                   (232)            (742)           (261)
Income/(loss) from discontinued operations                   2               196              110             (9)
------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                           (36)            (632)           (270)
------------------------------------------------------------------------------------------------------------------
Including:
Group share                                                                 (37)            (641)           (269)
Minority interests                                                             1                9             (1)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share from continued operations (in euro)
  -  basic and diluted                                                    (0.74)           (1.59)          (0.41)
Weighted average number of shares before and after dilution          314,776,294      471,607,727     627,582,158
------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share from discontinued operations (in euro)
  -  basic and diluted                                                     0.62             0.23           (0.01)
Weighted average number of shares before and after dilution          314,776,294      471,607,727     627,582,158
------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share (in euro) - basic and diluted                   (0.12)           (1.36)          (0.43)
Weighted average number of shares before and after dilution          314,776,294      471,607,727     627,582,158
------------------------------------------------------------------------------------------------------------------

* Cost of sales includes impairment of assets in the amount of (euro)(150) million and (euro)(101) million at the end of December 2004 and at the end of June 2005, respectively (see Notes 3 and 4).

               The accompanying notes are an integral part of the
                       consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           ----------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
(in millions of euros)           Share       Additional   Accumulated    Fair value      Cumulative     Minority         Total
                                capital       paid-in        deficit      reserves       translation    Interests     shareholders'
                                              capital                                    adjustments                    equity
-----------------------------------------------------------------------------------------------------------------------------------
At January 1, 2004                179          2,513         (3,026)         (7)              0             27           (314)
-----------------------------------------------------------------------------------------------------------------------------------
Allocation to accumulated
  deficit                                     (1,706)         1,706                                                        0
Capital increase                  449                          (2)                                                        447
Net income/(loss)                                             (641)                                          9           (632)
Financial instruments                                           2            (2)                                           0
Translation adjustments                                                                     (11)           (11)          (22)
-----------------------------------------------------------------------------------------------------------------------------------
At December 31, 2004              628           807          (1,961)         (9)            (11)            25           (521)
-----------------------------------------------------------------------------------------------------------------------------------
Allocation to accumulated
  deficit                                      (264)           264                                                         0
Capital increase                                                                                                           0
Net income/(loss)                                             (269)                                         (1)          (270)
Financial instruments                                           1             2                                            3
Translation adjustments                                                                      101             2            103
-----------------------------------------------------------------------------------------------------------------------------------
At June 30, 2005                  628           543          (1,965)         (7)             90             26           (685)
-----------------------------------------------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                      ------------------------------------

------------------------------------------------------------------------------------------------------------
(in millions of euros)                                                   12/31/04            06/30/05
------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                                (632)                (270)
------------------------------------------------------------------------------------------------------------
Elimination of income and expense items that have no cash impact:
Depreciation and amortization of assets                                            750                  280
Net change in operating provisions                                                 110                 (21)
Net change in financial provisions                                                  76                   32
Equity of earnings/(losses) of affiliated companies                                 65                    0
Dividends from affiliated companies                                                  0                    0
Other income/(expense) items                                                       (2)                  (5)
Net gains/(losses) on disposals of assets                                        (258)                    3
Deferred tax expense/(income)                                                       60                   15
Unrealized foreign exchange gains / losses                                        (91)                   71
Cash Flow                                                                           78                  105
Impact of the change in working capital:
    - (Increase) / decrease in inventories and work in progress                   (52)                 (10)
    - (Increase) / decrease in trade receivables and related                        74                   17
       accounts
    - Increase / (decrease) in trade payables and related                         (19)                 (70)
       accounts
    - Increase / (decrease) in other operating assets and                        (113)                (160)
      liabilities
------------------------------------------------------------------------------------------------------------

Net cash provided by/(used for) operating activities                              (32)                (118)
------------------------------------------------------------------------------------------------------------

Additions to property, plant and equipment                                       (221)                (109)
Other capital investments                                                         (91)                 (12)
Proceeds from disposals of assets                                                  652                   28
(Increase)/decrease in loans and short-term investments                           (60)                  161
------------------------------------------------------------------------------------------------------------

Net cash provided by/(used for) investing activities                               280                   68
------------------------------------------------------------------------------------------------------------

Capital increase (net of expenses)                                                 446                    0
Dividends paid to Rhodia shareholders                                                0                    0
New long-term borrowings (net of expenses)                                         981                  645
Repayments of long-term borrowings (net of expenses)                             (987)                (473)
Increase/(decrease) in short-term borrowings                                     (885)                (172)
------------------------------------------------------------------------------------------------------------

Net cash provided by/(used for) financing activities                             (445)                    0
------------------------------------------------------------------------------------------------------------
Net cash flow effect of changes in exchange rates                                  (4)                   32
------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                                 (201)                 (18)
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                                     538                  337
Cash and cash equivalents at end of year                                           337                  319
------------------------------------------------------------------- ------------------- --------------------

The discontinued or discontinuing activities at December 31, 2004, contributed to the cash flow provided by/(used for) operating activities in the amount of
(euro)(4) million; to the cash flow provided by/ (used for) investing activities in the amount of (euro)(9) million; and to the cash flow provided by/ (used for) financing activities in the amount of (euro)124 million. Their effect on the Statements of Cash Flows at June 30 is not significant.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

     1.  PRINCIPLE ACCOUNTING POLICIES


     Basis of Preparation of Consolidated Semi-Annual Financial Statements

Pursuant to European Regulation No. 1606/2002 dated July 19, 2002, relating to international accounting standards, the consolidated financial statements of the Rhodia group for the year ending December 31, 2005 will be prepared in accordance with the International Accounting Standards, IAS/IFRS, as adopted by the European Union as of December 31, 2005.

Pursuant to the recommendation of the CESR (Committee of European Securities Regulators) dated December 30, 2003 regarding the information to be provided during the period of transition to IFRS, article 221-5 of the general regulations and the press release dated June 27, 2005 of the AMF (the French Autorite des Marches Financiers), Rhodia has chosen to produce interim financial statements according to the rules of presentation and information applicable in France (CNC (French National Institute of Accountants - Conseil National de la Comptabilite) recommendation 99-R01), but prepared according to IFRS principles of accounting and valuation effective as of June 30, 2005 and applicable to fiscal year 2005 as adopted by the European Union as of June 30, 2005 (with the exception of IFRIC 4, which is not yet adopted) and described in these notes. Thus, the notes to the semi-annual financial statements do not include all of the information required by IFRS respecting notes to annual financial statements and interim financial statements.

Any changes in standards and interpretations and their adoption by the European Union during the second half of 2005 could entail a change in the 2004 IFRS information and semi-annual consolidated accounts as of June 30, 2005 when the annual financial statements as of December 31, 2005 and semi-annual financial statements as of June 30, 2006 are published.

     Description of Accounting Policies

The consolidated financial statements as of June 30 are prepared in accordance with accounting principles and methods used for preparing annual financial statements.

The consolidated financial statements are prepared as of June 30, based on the individual financial statements of the consolidated companies as of that same date and restated to be in conformity with the accounting principles used by Rhodia.

     Consolidation Policies

The financial statements of the companies in which Rhodia has direct or indirect control, which is characterized by the power to direct the financial and operating policies to obtain benefits from their activities, are consolidated according to the full consolidation method. Specifically, that control is assumed to exist in companies in which Rhodia holds more than 50% of the voting rights, directly or indirectly. Voting rights connected with current exercisable voting rights or potential voting rights (purchase options, instruments convertible into common stock) and shares of treasury stock of the subsidiary are taken into account in making that calculation.

It is not necessary to have an equity affiliation when control is proven. Consequently, ad hoc entities that are substantially controlled by Rhodia are fully consolidated.

Companies that are controlled jointly are consolidated according to the proportional consolidation method, since Rhodia has not chosen the option of IAS 31 "Interests in Joint Ventures," which leads to consolidating jointly owned companies according to the equity method.

Long-term investments of companies in which Rhodia has significant influence are consolidated according to the equity method. Significant influence implies the power to participate in operating and financial policy decisions without exercising control over those policies.

All transactions conducted among the consolidated companies are eliminated. The eliminations are made up to the limit of the consolidation percentage when the transactions are conducted with companies that are consolidated according to the proportional consolidation method or the equity method. If a loss is shown during those transactions, it is not eliminated since there is an indication of a loss in asset value.

Profits resulting from transactions with companies that are consolidated according to the equity method are eliminated on a pro rata basis to Rhodia's interest in those companies and are deducted from the investment. Losses are eliminated on a pro rata basis to Rhodia's interest only if there is no indication of a loss in asset value.

The earnings of companies that are acquired during the period are consolidated as of the date on which control is acquired. The earnings of companies that are sold during the period are consolidated up until the date on which control is lost. However, those earnings (including capital gains and losses on disposals) and earnings from operations for which the decision has been made to sell them off are classified as "Net income from discontinued operations or operations held for sale" in accordance with the criteria set by IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations."

     Translation of Transactions and Financial Statements of Foreign Companies


Translation of Transactions in Foreign Currency

Transactions that are denominated in a foreign currency are translated by the subsidiaries into their functional currency at the exchange rate effective on the date of the transaction.

Assets and liabilities in corresponding currencies, except for those that are subject to a foreign-exchange hedge, are translated at the foreign exchange rate effective at the closing date. Foreign-exchange differences resulting from those transactions are recorded in the income statement, except for those that concern borrowings which are part of the net investment in a foreign subsidiary and which are recorded, net of taxes, as translation reserves.

Translation of Financial Statements of Foreign Companies

The functional currency of the consolidated companies is generally their local currency, in which most of their transactions are denominated.

The financial statements of foreign consolidated companies whose functional currency is not the euro are translated as follows:

         o except for equity, for which the historical rates are used, the balance sheet line items are translated based on the official exchange rates at the end of the period;

         o the items on the income statement are translated at the average rate of the period; and

         o the unrealized foreign-exchange gains and losses resulting therefrom are recorded under consolidated shareholders' equity on the line item "cumulative translation adjustments."

     Goodwill


Goodwill represents the difference between the acquisition cost of businesses acquired and the fair value of net identifiable assets and liabilities acquired, at the date on which control was acquired. Corrections or adjustments may be made to the fair value of these assets and liabilities acquired within twelve months following the acquisition, which results in a retroactive adjustment to goodwill.

Positive goodwill recognized on companies that are consolidated by the equity method is included in the value of the equity investment, under the balance sheet item "Investments accounted for by the equity method."

Positive goodwill is allocated to the cash-generating units that benefit from the business combination. It is not amortized but is subject to impairment tests at least annually or more frequently, if there is evidence of significant loss of value. Any impairments are recorded in operating income.

Negative goodwill is recognized immediately in income.


     Other Intangible Assets

Research and Development Expenses

Development expenses must be recorded as intangible assets when the criteria defined by IAS 38 "Intangible Assets" are met.

Capitalized expenses include personnel costs, costs of materials and services used, which are directly allocated to the projects concerned. They are depreciated over their expected useful life as of the date on which the products concerned are sold or the industrial processes concerned are used. They are subject to an impairment test if there is evidence of significant loss in value.

Research expenses are recorded in the income statement and constitute expenses of the period.

Greenhouse Gas Emissions Quotas

Under the Kyoto protocol, Europe has agreed to reduce its greenhouse gas emissions. A system of trading of emissions quotas, corresponding to the equivalent of one ton of carbon dioxide of emission, was set up in France, by order 2004-330 dated April 15, 2004.

French operators that have facilities that are classified as emitting greenhouse gas into the atmosphere are assigned emissions quotas in return for the obligation to restore those same quotas to the amount of their actual emissions.

That allocation is done under the national quota-allocation plan, the first reference period of which is three years beginning January 1, 2005. The quotas issued during that first period are free of charge and are valid throughout the first reference period, so long as they are not used. The quotas are freely tradable once they are allocated and may be bought or sold, specifically if the quotas that have been assigned fall short of or exceed the actual emissions.

Due to the IASB's withdrawal of the IFRIC 3 interpretation "Emission Rights" as to the accounting of gas emission quotas, and pending clarifications by the IASB and the IFRIC, Rhodia has recorded emissions quotas according to the following method:

         o Emissions quotas allotted, valued at the market price on the allotment date, are recorded under "Other Intangible Assets" offset by the recording of the subsidy. That subsidy is credited to the income statement on a straight-line basis over the reference period (in the absence of seasonal emissions).

         o A liability corresponding to the quotas to be restored is recorded as an expense over the period representing the gas emissions measured. That liability is valued at the starting value of the quotas that have been allotted or bought and, as the case may be, at the market value if the amount that the number of quotas held at the close of the period falls short of the number of quotas to be restored.

The intangible assets corresponding to the surplus of the allocated quotas over the emissions expected follows the same impairment-test rules as the non-amortizable intangible assets.

Other Intangible Assets

These consist primarily of patents, trademarks and software and are amortized over their expected useful life:

         o   patents and trademarks over an average period of twenty-five years;
             and

         o   software over a period of three to five years.

Intangible assets appear on the balance sheet at their acquisition cost, including any interim interest accrued during their development period.

When their useful life is definite, the intangible assets are amortized according to the straight-line method over periods that correspond to their expected useful life. The method of amortization and the useful life are reviewed at least yearly.

When their useful life is indefinite, they are subject to an impairment test either annually or whenever there is evidence of a significant loss in value.

     Tangible Assets


The tangible assets of Rhodia are recorded as an asset at their acquisition cost when they meet the following criteria:

         o Probability that the future economic benefits associated with this asset will flow to Rhodia; and

         o   Reliable estimate of the cost of this asset can be made.

Tangible assets appear on the balance sheet at their acquisition cost, including any interim interest accrued during the construction period. They did not undergo any revaluation on the opening balance sheet prepared according to IFRS. They were recorded according to the component-based approach, which provides for different accounting of assets that have different useful lives.

Subsequent Costs

Expenses incurred for replacing a component of a tangible asset are capitalized and the net book value of the replaced component is removed from the balance sheet.

The other expenses incurred subsequent to the acquisition of a tangible asset are capitalized only if they improve its performance or extend its useful life. Otherwise, those expenditures are recorded as expenses of the period.

Dismantling Costs

Dismantling costs that meet the criteria of IAS 37 are recorded as a provision with a corresponding increase in the costs of the tangible asset. At present, Rhodia does not have any obligation to dismantle its operating installations and thus has not recorded a provision relating to dismantling costs in its tangible assets.

Depreciation

Depreciation of the principal tangible assets is calculated according to the straight-line method over the average estimated useful lives as follows:

-------------------------------------------------------------------------
Buildings                                         10-40 years
Plant and equipment:
   Machinery and equipment                         5-15 years
   Other equipment                                 3-15 years
   Vehicles                                        4-20 years
   Furniture                                      10-15 years
-------------------------------------------------------------------------

Some specific tangible assets may be depreciated over useful lives different from those stated above.

Cost of Major Inspections or Overhauls

These expenditures make it possible to check and maintain the proper operating condition of some facilities without extending their useful lives. They are regarded as specific asset components and thus are recorded as assets in the balance sheet. They are depreciated over their useful lives until the next major inspection or overhaul.

Leasing Agreements

Assets leased under financial leases or other long-term leasing arrangements that show the characteristics of an acquisition are capitalized based on their fair value at the date on which the agreement was signed and are depreciated as described above. The corresponding financial debt is recorded under liabilities. The contracts are considered financial leases if they transfer substantially all of the benefits and risks of ownership to Rhodia. This treatment is also applied to agreements which are dealt with by the IFRIC 4 interpretation respecting the valuation of the nature of certain leasing agreements, which has not been adopted by the European Union as of June 30, 2005.

Investment Subsidies

Investment subsidies are recorded in liabilities and are reversed into income at the same rate as the depreciation of the related tangible assets.

Non-Current Assets or Groups of Assets Held for Sale

Non-current assets or groups of assets held for sale are presented on a separate line on the balance sheet and are valued either at their net book value or at their fair value net of selling costs, whichever is lower. Their amortization ceases at the date of their classification into this category.

     Depreciation of Tangible and Intangible Assets

Asset impairment tests are performed at least annually and more frequently if there are indications of significant loss in value for goodwill and indefinite-lived intangible assets, and only if there is evidence of significant loss in value for other assets.

For testing purposes, assets are grouped into cash-generating units ("CGUs"), in accordance with the provisions of IAS 36 "Impairment of Assets." The CGU represents the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other groups of assets.

Goodwill is assigned to CGUs or groups of CGUs which benefit from the synergies of the business combination that generated the goodwill.

Through these tests, Rhodia ensures that the net book value of its assets do not exceed their recoverable value, that being equal to either the fair value less disposal costs or value in use, whichever is higher. The value in use corresponds to the present value of the future cash flows expected to be derived from an asset or cash-generating unit, taking into account all relevant information.

For these tests, Rhodia uses a discount rate determined based on the after tax average cost of capital, the only rate available on the market.

Any losses in value are initially charged to the goodwill allocated to the CGU or groups of CGUs tested, then to the other assets of the CGU or group of CGUs in proportion to their net book value.

That charge is not allocated to an asset if the effect is to reduce the book value of the individual asset below its fair value less disposal costs, its value in use or zero.

Any losses in the value of goodwill are permanent and cannot be reversed in a later year.

     Non-Current Assets Held for Sale

When an asset is to be sold, i.e. when Rhodia expects to recover the cost of the asset by selling the asset rather than using it, the asset is classified as to be sold and is valued either at the lower of its net book value or its fair value net of disposal costs. The asset is no longer amortized and the differences with respect to the fair value net of disposal costs (whether they are recorded at the time of the initial classification or subsequently) constitute depreciation (or reversals of depreciation if the value has increased). If the sale exceeds the framework of an identifiable asset and concerns a group of related assets and liabilities that Rhodia intends to dispose of in a single transaction, those assets and liabilities are classified as being held for sale, with no offsetting between assets and liabilities, and valued at the lower of their net book value or their fair value net of disposal costs.

     Financial Assets

Purchases and sales of financial assets are recorded at the transaction date, the date at which Rhodia agreed to purchase or sell the asset. When they are initially recorded, financial assets are recorded in the balance sheet at their fair value plus transaction costs directly attributable to the acquisition or issuance of the asset (except for the category of financial assets that are valued directly at their fair value and for which the variation in fair value is recorded in the income statement).

Financial assets are removed from the balance sheet when the rights to future cash flows have expired or have been transferred to a third party and Rhodia has transferred most of the risks and benefits and controls.

At the initial recording date, based on the purpose of the acquisition, Rhodia determines the classification of the financial asset in one of four categories, provided by IAS 39:

         o   Financial assets at fair value through profit or loss:

             These are financial assets that the company originally intended to resell in the short term or assets voluntarily classified in that category. They are valued at the market value and variations in fair value are recorded in the income statement.

             Organismes de Placement Collectif en Valeurs Mobilieres (or OPCVM) are classified in this category.

         o   Loans and receivables:

             Loans and receivables are non-derivative financial assets with fixed or determinable payments not listed on a regulated market. These assets are recorded according to the amortized cost method. Short-term receivables with no declared interest rate are recorded at the nominal amount unless restatement at the market rate had a significant impact. Depreciation is recorded when the estimated recovery value is less than the book value.

             This category includes operating receivables, deposits and guaranties, active current accounts, and loans.

         o   Held-to-maturity investments:

             Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments with conditions of maturity and revenue that are determined at issuance and for which Rhodia has the intention and the means to meet the maturities. They are valued at amortized cost and are impaired in the event of loss in value.

         o   Available-for-sale financial assets:

             These are non-derivative financial assets that do not belong to other categories. They are valued on the balance sheet at their market value; variations in value are recorded in equity. When available-for-sale financial assets are sold or depreciated, the cumulative adjustments of variations in fair value recorded as equity are transferred to the income statement.

             For exchange-listed securities, the fair value corresponds to a market price and, for securities that are not exchange-listed, it corresponds to a reference to recent transactions or to a technical valuation based on reliable and objective indications with the other appraisals used by other market players. However, when it is impossible to reasonably determine the fair value of a security, it is kept at the historical cost.

             This category consists primarily of non-consolidated investments.


     Inventories and Work in Progress

Inventories are valued at the lower of their cost or their net realizable value. The cost is determined according to either the weighted average cost or the first in - first out (FIFO) method.

Inventories of finished products and work in progress are valued based on the production cost, which takes into account, in addition to the cost of materials and supplies used, a portion of the overhead expenses, excluding administrative overhead expenses. The market value of raw materials and other items stored is based on the net selling value and takes into consideration impairments related to the obsolescence of inventories.

     Trade Receivables and Related Accounts

Trade receivables and related accounts are recorded initially at their fair value and subsequently valued at the amortized cost according to the effective interest rate method, minus any provision for impairment.

If there is objective evidence of impairment or if there is a risk that Rhodia might not be able to collect all contractual amounts (principal and interest) at the dates set in the contractual timetable, a provision for impairment is recorded in the income statement. That provision is equal to the difference between the amount recorded on the balance sheet and the present value of recoverable estimated future flows, restated at the effective interest rate.


     Cash and Cash Equivalents

This includes liquidities, short-term investments and other liquid, easily convertible instruments for which the risk of a change in value is negligible and for which the maturity is fewer than three months from the acquisition date.

Cash equivalents are valued at their fair value through profit or loss.


     Taxes

The income tax expense corresponds to the current tax payable by each consolidated subsidiary, adjusted for deferred taxes.

Deferred taxes are calculated by tax entity on the deductible temporary differences, including losses that can be carried forward and on taxable temporary differences. Temporary differences are the differences between the tax bases of assets and liabilities and their book value on the balance sheet, including assets that Rhodia has at its disposal in connection with financial leasing.

The tax rates used for each tax entity are the rates applicable during the fiscal year in which the differences are reversed.

Any non-recoverable withholding taxes on undistributed income of companies consolidated by the equity method are subject to a provision unless it is expected that those reserves will continue to be held permanently by the subsidiaries.

Deferred tax assets, including losses that can be carried forward, are recognized if it is probable that the tax entities concerned will show taxable profits against which those assets can be utilized.

Deferred taxes are recorded as expenses or as income in the income statement except when they are related to items that are directly attributed to equity. In that case, deferred taxes are charged to equity. That is the case with deferred taxes on derivatives eligible for hedge accounting.

Pursuant to IAS 12 "Income Taxes," deferred tax assets and liabilities are not discounted.

Assets and liabilities are offset at the level of each tax entity.


     Provision for Pension and Similar Obligations

Rhodia and its subsidiaries offer their employees different supplemental pension, retirement and other post-employment benefits plans. The specific characteristics of these plans vary depending on the laws, regulations and practices applicable in each country where the employees work.

The plans that are currently in place are either defined contribution or defined benefit plans.

Defined contribution plans are characterized by payments to third-party entities, which release the employer from any subsequent obligation, as the entity assumes responsibility for paying the employees the amounts that are owed to them. Therefore, once the contributions have been paid, no liability appears in Rhodia's accounts except for the expense of the contributions paid to the entities.

Defined benefit plans designate the post-employment benefit plans differently than defined contribution plans. Rhodia is required to make provisions for the agreed-upon benefits for its employees who are currently working and to pay the benefits of its former employees. The actuarial risk and the investment risk are substantially borne by the Group.

Obligations regarding pension, retirement and other post-employment obligations, including termination payments, are valued using a method which takes into account projected end-of-career salaries (known as the "projected unit credit method") on an individual basis, which is based on assumptions for discount rates, expected long-term rates of return on the invested funds specific to each country, and on scenarios as to life expectancy, staff rotation, change in salaries, revaluation of annuities, inflation of medical costs and present-value restatement of amounts payable. The scenarios specific to each plan take into account local economic and demographic conditions.

The value that is recorded on the balance sheet as to pension and other employee-benefit obligations corresponds to the difference between the present value of future benefits and the plan assets invested at fair value, which are intended to cover these obligations, plus unrealized losses or minus unrealized gains within the limits set by IAS 19. When the result of that calculation is a net obligation, a provision is recorded under liabilities on the balance sheet; in the opposite case, an asset is recorded on the balance sheet on the line "Other Non-Current Assets."

To determine the pension expense for the period, Rhodia amortizes actuarial gains or losses if, at the start of the year, those unrecognized net actuarial gains or losses exceed 10% of either the actuarial benefit obligation or the fair value of the assets of the plan concerned, whichever is higher. That amortization is done over the remaining working life of active beneficiaries of the plan and over the estimated remaining life of the retired beneficiaries of the plan.

Defined benefit plans may result in the recording of provisions and concern essentially:

1) pension obligations, such as pension annuity plans, retirement bonuses, other pension obligations and pension add-ons;

2) other long-term benefits, such as seniority awards, early retirement plans;
and

3) other employee benefits, such as medical expense insurance plans.

The actuarial calculations of pension and other employee benefits obligations are performed by independent actuaries during the second half of each year. Consequently, the valuation of the provisions and the expense during the first half of the current year is based on the projected calculations performed at the end of the previous year.


     Environmental Liabilities

Rhodia records provisions for environmental liabilities when it is probable that it has an obligation that will result in an outlay of cash and the amount of the liability can be reliably determined. Rhodia calculates these provisions to the best of its knowledge of applicable regulations, the nature and extent of the remediation, cleanup technology and other available information. Estimated future expenses are subject to discounting based on a risk-free and inflation-free rate specific to each country concerned.

Rhodia does an annual review of all its environmental liabilities and takes into account, for interim closings, any change that necessitates a significant recalculation of the corresponding provisions.


     Stock Options

Rhodia has established stock subscription option plans for certain employees.

Pursuant to IFRS 2, "Share-Based Payment," the services received from employees in connection with the granting of option plans are recorded as expenses in the income statement offset by an adjustment to equity. The expense corresponds to the fair value of stock purchase and subscription plans, which is recorded according to the straight-line method in the income statement over the vesting periods of rights under these plans.

The fair value of the option plans is calculated at the grant date, according to the Black & Scholes pricing model, taking into account their expected lifespan and the estimated rate of cancellation of the options. Hence, that valuation is not modified unless it is to adjust the expense for the actual cancellation rate of the options, if that adjustment is significant.

     Provisions for Risks and Expenses

A provision is recorded when Rhodia has a current (legal or constructive) obligation resulting from a past event, for which the amount can be reliably determined, and the settlement of which should result in an outlay of cash representing economic benefits for Rhodia.

Provisions are subject to discounting if their impact is significant.


     Accounting for Sales Revenue

Revenue from the sale of products or services is recorded net of discounts, commercial benefits granted and sales taxes, when the risks and benefits inherent in ownership have been transferred to the customers or the service has been provided.

     Other Operating Income and Expenses

Other operating income and expenses consist of environmental costs connected with sites that have been closed or activities that have been shutdown, and the expenses connected with accidental contamination at active sites. They also include capital gains or losses on sales and restructuring expenses incurred when operations are disposed of or shut down, and costs of provisions made for employees targeted by staffing adjustment measures.

     Operating Income/(Expense)

Operating income/(expense) corresponds to the total expenses and income not resulting from financing activities, equity companies, discontinued or discontinuing activities, or taxes.

     Financial Income

Financial income consists of the cost of the gross financial debt, treasury products, the financial cost of environmental expenses and other financial income and expense.

All interest expense is recognized in the year in which it is incurred. Pursuant to IAS 16 and IAS 23, the interest on borrowing connected with construction and acquisition of tangible assets is capitalized in the cost of the asset.

     Earnings per Share

Earnings per share are calculated by dividing the net income by the average number of shares outstanding during the year after deducting shares held by Rhodia.

The diluted earnings per share are calculated by taking into account the average number of shares outstanding, converting all existing dilutive instruments (stock option plans and bonds convertible into shares) and the value of goods or services to be received under each stock subscription or purchase option.

Rhodia also provides earnings per share calculated by dividing the net income by the number of shares issued at the close of each year for which the financial statements are being provided.

     Asset Securitization Programs

In the management of its operations, Rhodia may, particularly in connection with programs for sales of commercial receivables, utilize separate legal structures, such as dedicated fonds communs de creances (securitization funds).

In accordance with SIC 12, "Consolidation - Special Purpose Entities," Rhodia fully consolidates all structures in which the Group exercises substantial control.

Moreover, receivables that are sold directly to a factor or in connection with sales-of-receivables programs without setting up any separate legal structures are not taken off the balance sheet if Rhodia retains most of the risks and benefits.

     Financial Liabilities

All borrowings are initially recorded at cost, which corresponds to the fair value of the amount received net of borrowing-related costs. Subsequently, those borrowings are recorded at the amortized cost, using the effective interest rate method.

The effective rate corresponds to the rate that gives the initial book value of a borrowing by restating its estimated future cash flows. The initial book value of the borrowing includes the transaction costs and any issuance premiums.


     Derivative Instruments

Derivative instruments (interest rate swaps, foreign exchange futures, commodity options and swaps, and energy purchase and sale contracts) that are not designated as hedge instruments for operating transactions are initially and subsequently valued at fair value. Variations in fair value are recorded as financial income.

When the financial instrument can be characterized as a hedge instrument, those instruments are valued and recorded pursuant to the hedge accounting criteria of IAS 39.

If the derivative instrument is designated as a cash flow hedge, the gain or loss in value of the effective portion of the derivative is recorded in shareholders' equity. It is reclassified into income when the hedged item itself is recorded as income. The ineffective portion of the derivative is recorded directly in the income statement. When the hedged item is a future debt issue, the reclassification into income is performed over the term of the debt, after it has been issued. When the planned transaction translates into recognition of a non-financial asset or liability, the cumulative variations in the fair value of the hedge instrument previously recorded as equity are incorporated into the initial valuation of the asset or liability in question.

If the derivative instrument is intended as a fair value hedge, the gain or loss in value of the derivative and the gain or loss in value of the hedged item attributable to the hedged risk are recorded in income in the same period.

A foreign-exchange hedge of a net investment in a foreign entity is recorded in the same manner as a cash flow hedge. Variations in the fair value of the hedge instrument are recorded as equity as to the effective part of the hedge ratio, while the variations in the fair value pertaining to the ineffective part of the hedge are recognized as financial income. When the investment in the foreign entity is sold, all variations in the fair value of the hedge instrument previously recorded as equity are transferred to the income statement on the lines "Other Operating Income" or "Other Operating Expenses."

     Use of Estimates

Preparing the financial statements in accordance with generally accepted accounting principles requires Rhodia's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures provided on these assets and liabilities at the date of preparation of the financial statements and the amounts presented in income and expenses for the period.

Management continually reviews its estimates and assumptions based on its experience as well as various other factors considered reasonable, which constitute the basis of its evaluations of the book values of assets and liabilities. Actual results could differ significantly from these estimates and assumptions based on different conditions.

With respect to interim periods, the estimates may be more significant than with respect to annual statements, in particular with respect to the determination of income tax expenses, which are estimated on the basis of annual projections.

     2.  SCOPE OF CONSOLIDATION

The scope of consolidation did not show any significant change as of June 30, 2005.

The agreement to sell the chlorine business at the Staveley site (United Kingdom) to Ineos Chlor Ltd was signed in November 2004. This sale was finalized on March 31, 2005, resulting in the permanent closure of chlorine production at the site.

     a) Discontinued Operations:

The discontinued operations of the Rhodia group correspond to sales of operations that are in progress or have been discontinued as a result of the Group's divestment of some of its operations.

     The main operations sold or held for sale in 2004 are as follows:

         o In May 2004, the food ingredients business was sold to the Danisco Group;

         o In June 2004, the European specialty phosphates business was sold to Thermphos International;

         o In August 2004, the European potable and waste water treatment businesses were sold to Feralco AB and to Novasep;

         o In August 2004, the North American specialty phosphates business was sold to Bain Capital;

         o In November 2004, the sulfuric acid business at the Staveley, U.K., site was sold to Ineos Chlor Ltd.; and

         o In December 2004, the anaesthetics business was sold to Nicholas Piramal India Ltd.

     The main operations that have been sold or undertaken to be sold in 2005 are as follows:

         o In April, negotiations were announced between Rhodia and SNIA, each of which holds a 50% stake in the joint venture Nylstar, with RadiciGoup, a milestone in the divestment of the European textile business.

         o In June, its HFC Isceons refrigerant fluid business was sold to DuPont.

         o In August, the European business of silicon mastic sealant in tubes was sold to Henkel.

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", the assets, respecting discontinued and discontinuing activities and the liabilities that are directly attached to them were reclassified on the balance sheet as "Assets Held for Sale" and "Liabilities Held for Sale". When the criteria of IFRS 5 are met, the net results of the discontinued or discontinuing activities, as well as the results of the sale, including the adjustment of assets to fair value, net of selling costs, are presented under the income statement line item "Net income/(loss) from discontinued operations". They are primarily tangible assets, and working capital requirements of these operations, and the value of shares previously accounted for under the equity method for Nylstar.


(in  millions of euros)
                                                                        Net income/(loss) from
                                                                             discontinued
                                                                              operations
                                                      June 30, 2004       December 31, 2004       June 30, 2005
                                                   ----------------------------------------------------------------
Sales                                                      368                   448                    7
Operating income/(loss) before gains/(losses) on
  asset disposals                                           19                   (14)                  (9)
Gains/(losses) on assets disposals - net                   190                   217
Financial expenses                                                               (3)
Income/(loss) of discontinued operations before
  income taxes                                             209                   200                   (9)
Equity in earnings/(losses) of affiliated companies       (13)                   (68)
Taxes                                                                            (22)
Income/(loss) from discontinued operations for the
  period                                                   196                   110                   (9)
Net income/(loss) of discontinued operations               196                   110                   (9)



                                                               Assets held for sale and related
(in millions of euros)                                                   liabilities
                                                                December 31,    June 30,
                                                                   2004           2005
                                                              -----------------------------------
Goodwill
Intangible assets
Tangible assets                                                                       3
Other non-current assets                                                              2
Inventories and work in progress                                                      6

Other current assets                                                                  13
Assets held for sale                                                 -                24
Related liabilities                                                  -                15

b) Other changes in the scope of consolidation:

         1. In December 2004, Rhodia acquired the Chloralp group from La Roche Industries.
         2. As of December 31, 2004, and due to the acquisition of the Chloralp group, the Cevco company, which previously had been consolidated by the equity method, became fully consolidated.

     3.  INTANGIBLE ASSETS

     a)           Goodwill

------------------------------------------------------------------------------------------------------
(in millions of euros)                        Gross Value        Amortization        Net Value
------------------------------------------------------------------------------------------------------
At January 1                                       599               (373)                 226
Acquisitions, disposals                             1                                       1
Impairment
Others                                              1                 (1)                   0
Cumulative translation adjustments                  41                (23)                 18
------------------------------------------------------------------------------------------------------
At June 30                                         642               (397)                 245
------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Net goodwill by origin (in millions of euros)                        June 30, 2005             December 31, 2004
---------------------------------------------------------------------------------------------------------------------
         A. & W.                                                          110                         101
         ChiRex                                                            0                           0
         RTZ                                                               24                         22
         Stauffer Chemicals Inc                                            41                         36
         Kofran                                                            32                         31
         Others                                                            38                         36
---------------------------------------------------------------------------------------------------------------------
Total                                                                     245                         226
---------------------------------------------------------------------------------------------------------------------


     b) Other intangible assets

---------------------------------------------------------------------------------------------------------------------------------
    (in millions of euros)                      Patents and       Software       Development         Other            Total
                                                trademarks                         expenses           (1)
---------------------------------------------------------------------------------------------------------------------------------
  2004 Financial year
  -------------------
  Gross value                                       94               259              11              68               432
  Depreciation and amortization                    (71)             (192)            (1)             (29)             (293)
  Net book value at December 31, 2004               23               67               10              39               139

  June 30, 2005
  Gross value                                       101              279              14              87               481
  Depreciation and amortization(2)                 (79)             (217)            (2)             (29)             (327)
  Net book value at June 30, 2005                   22               62               12              58               154

         (1) Greenhouse gas emissions quotas

         At June 30, 2005, the item "Other intangible assets" included the greenhouse gas emissions quotas for the gross and book values (net) of
         (euro)18 million.

         (2) Depreciation of patent and trademarks

         At June 30, 2005 the item "Depreciation and Amortization" included a depreciation of (euro)(4) million following the impairment on Rhodia Pharma Solutions.

     4.  TANGIBLE ASSETS

a)       By nature

----------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                 Gross value     Amortization       Net book        Net book
                                                                                         value June        value
                                                                                          30, 2005      December 31,
                                                                                                            2004
----------------------------------------------------------------------------------------------------------------------
Land                                                           169             (36)              133         123
Buildings                                                    1,094            (733)              361         391
Plant and equipment                                          5,841          (4,306)            1,535        1,601
Assets under construction                                      164                -              164         130
----------------------------------------------------------------------------------------------------------------------
Total                                                        7,268          (5,075)            2,193       2,245
----------------------------------------------------------------------------------------------------------------------

b) Movements during the period


------------------------------------------------------------------------
(in millions of euros)                                      2005
------------------------------------------------------------------------
January 1                                                   2,245
------------------------------------------------------------------------
Additions                                                    91
Disposals and out of service                                 (8)
Depreciation and amortization                               (259)
Other (translation adjustments, changes in scope             123
of consolidation)
------------------------------------------------------------------------
June 30                                                     2,193
------------------------------------------------------------------------

The 2005 depreciation and amortization includes an impairment of (euro)(97) million resulting from an impairment test. That expense is recorded in the income statement on the line item "Cost of Sales".

This impairment relates to the assets of the three sites composing the "Prescription Health" cash-generating unit of Rhodia Pharma Solutions. Its assets, located in England and the United States, concern the development service activities, the manufacturing of "building blocks," and the manufacturing by Rhodia Pharma Solutions' synthesis intermediaries.

The impairment results from revised development perspectives of this enterprise due to:

         o the unfavorable economic trend during the first six months of 2005 as a result of:

             a. a decline in sales of 18% from the preceding year, linked in particular to the withdrawal from the market of a medication for which this cash-generating unit manufactured the key intermediary; and

             b. the overall diminishing of margins in the over-saturated pharmaceutical sector; and

         o the revised perception of a downward trending growth curve in the pharmaceutical subcontracting sector, negatively impacted by the increasingly stringent safety protocols required for bringing new molecules to market.

The distribution of depreciation on tangible assets is analyzed as follows :

--------------------------------------------------------------------------------
(in millions of euros)                                   Impairment
Pharma solutions (Prescription health)                at June 30, 2005
--------------------------------------------------------------------------------
Land                                                                  5
Buildings                                                            24
Plant and equipment                                                  67
Assets under construction                                             1
--------------------------------------------------------------------------------
Total                                                                97
--------------------------------------------------------------------------------

The value in use of the "Prescription Health" cash-generating unit, which was close to zero, was determined based on future net cash flows, using a discount rate of 10% after taxes, comparable to that used in 2004.

Because of the high sensitivity of the value in use to the calculation scenarios used and the difficulty to estimate the fair value of the assets in question, the Rhodia group impaired all of tangible assets of the cash-generating unit as of June 30, 2005.

At the end of 2004, the English tangible assets of that cash-generating unit had already undergone partial impairment of (euro)(55) million while the remaining goodwill had been fully depreciated by (euro)(73) million.

     5.  INVESTMENTS AT COST

--------------------------------------------------------------------------------
(in millions of euros)                      Ownership %   December 31,  June 30,
                                                             2004         2005
--------------------------------------------------------------------------------
Phosphoric Fertilizers Industry (Greece)       8.41             9            7
Other (less than (euro)5 Million)              -               32            22
--------------------------------------------------------------------------------
Total                                                          41            29
--------------------------------------------------------------------------------

As of June 30, 2005, the recent sale of investments of non-consolidated distribution companies located in the Middle East entailed adjusting their book value to their market value net of selling costs of (euro)(6) million and their reclassification as "Assets Held for Sale" for a net value of (euro)3 million. That sale was finalized on July 12, 2005.

The "Other" line consists of companies that are majority-controlled or more than 20% held but are not consolidated because they are insignificant.

     6.  SALES OF RECEIVABLES

The amount of receivables sold included on the line "Trade receivables and related accounts" or "Other receivables" as of June 30, 2005 and as of December 31, 2004 is (euro)378 million and (euro)466 million, respectively. The amount of the corresponding financing is analyzed in note 10.

     7.  INVENTORIES AND WORK IN PROGRESS


--------------------------------------------------------------------------------
(in millions of euros)                             December 31,      June 30,
                                                       2004            2005
--------------------------------------------------------------------------------
Raw materials inventories                               310            328
Work in progress                                         41             49
Finished products inventories                           427            453
--------------------------------------------------------------------------------
Total gross inventories and work in progress            778            830
--------------------------------------------------------------------------------
Provisions                                              (77)           (79)
--------------------------------------------------------------------------------
Total net inventories and work in progress              701            752
------------------------------------------------ -------------------------------

     8.  SHAREHOLDERS' EQUITY

(a)    Share Capital

At the March 31, 2004 shareholders' meeting, the shareholders delegated to the Board of Directors the authority necessary to issue new capital, with or without preferential subscription rights, in an amount not to exceed (euro)1 billion. Within the scope of that authorization, on April 13, 2004, Rhodia launched a new issue of capital with preferential subscription rights, which generated gross proceeds of (euro)471 million. That new issue of capital resulted in the issuance of 448,272,970 new shares based on a ratio of five new shares for every two existing shares. The new shares were sold at (euro)1.05 per new share, or a premium of (euro)0.05 per share, which generated an issuance premium of (euro)22 million.

As of June 30, 2005 and December 31, 2004, the share capital was composed of 627,582,158 shares with a par value of 1 euro. No diluting instrument was issued during the six months ended June 30, 2005.

The weighted average number of shares outstanding for the first half of 2005 and 2004 and the year ended December 31, 2004 was 627,582,158, 314,776,294 and
471,607,727, respectively. Basic earnings per share are determined directly on the basis of this amount.

The diluted net earnings per share are determined based on the weighted average number of shares outstanding if all dilutive instruments at the closing date had been exercised in full.

However, when the net income is negative, the diluted net earnings per share are equal to the basic earnings per share, because taking the dilutive instruments into account cannot lead to a reduction in the loss per share.

At June 30, 2005 and December 31, 2004, Sanofi-Aventis owned 15.3% of the Rhodia's capital.

(b)    Treasury shares

At June 30, 2005 and December 31, 2004, Rhodia does not hold any of its own shares, nor is it a party to any options to purchase or sell its own shares.

(c)    Reserves

At June 30, 2005 and December 31, 2004, Rhodia S.A. does not have any distributable reserves.

(d)    Cumulative Translation Adjustments

The net change in the cumulative translation adjustments for the first half of 2005 was (euro)101 million. That variation is primarily due to the impact of the change in the exchange rate of the Brazilian Real.

     9.  PROVISIONS

a)   Analysis by nature

--------------------------------------------------------------------------------------------------
                                       December 31, 2004                  June 30, 2005
--------------------------------------------------------------------------------------------------
                                  More than one   Less than one   More than one    Less than one
                                      year             year            year            year
--------------------------------------------------------------------------------------------------
Pension and retirements costs          929              67             959              51
Restructuring                          27              113              26              97
Environmental                          143              65             174              60
Other                                  155              66             192              78
--------------------------------------------------------------------------------------------------
Total                                 1,254            311            1,351             286
--------------------------------------------------------------------------------------------------

b) Movements during the period

-------------------------------------------------------------------------------------------------------------------------------
(in millions of euros)             January     New charges   Utilisation /   Change     Cumulative      Other       June 30,
                                    1, 2005                   Expenditures   in scope   Translation   movements       2005
                                                               charged to               Adjustments      (1)
                                                                reserves
-------------------------------------------------------------------------------------------------------------------------------

Pension and retirements costs         996          30             (39)           0          13            10         1,010
Restructuring                         140          28             (51)          (1)          3            4           123
Environmental                         208           8             (14)           0          25            7           234
Other                                 221          18             (29)           0          20            40          270
-------------------------------------------------------------------------------------------------------------------------------
Total                              1,565           84            (133)          (1)         61            61         1,637
-------------------------------------------------------------------------------------------------------------------------------

         (1) Other movements during the period include: Reclassifications:
           - of (euro)7 million resulting from the accretion of discount mainly for environmental provisions for the first six months, and
           -  of (euro)38 million related to other debt,

Certain retirement obligations and related rights have been extinguished as result of the restructurings that took place during the period as well the discontinuation of certain activities. As a result, the provision for retirement and related rights has been carried forward and recorded as (euro)2 million in the income statement under the item "Restructuring expenses".

c)     Restructuring

The provisions for restructuring include the following expenses :

------------------------------------------------------------------------------
(in millions of euros)                                          2005
------------------------------------------------------------------------------
Employee termination benefits                                    92
Closure costs                                                    31
------------------------------------------------------------------------------
Total                                                            123
------------------------------------------------------------------------------


Employee termination benefits include certain early retirement, severance and other benefits associated with termination plans. The plans implemented include compulsory and voluntary measures. Compulsory severance benefits are accrued for at the date of announcement of the plan by management to the authorized employee representatives along with a detailed implementation plan for these measures. Voluntary severance benefits are accrued based on anticipated employee terminations.

As of June 30, 2005, new charges related to restructuring were (euro)28 million,
(euro)8 million of which result from the revision of plans undertaken prior to January 1, 2005.

d)     Environment

As of June 30, 2005, environment-related charges were (euro)8 million and essentially corresponded to revisions, for insignificant individual amounts, to provisions that had been established previously for various sites.

     10. FINANCIAL DEBTS

         a)       Refinancing Agreement

During the first half of 2005, Rhodia completed the following transactions:

         o On February 14, 2005, Rhodia sold (euro)500 million aggregate principal amount of its 8.000% Senior Notes due 2010. The senior notes were issued at a price equal to 103.5% of the principal amount or an effective interest rate of 7.19%. The issuance costs amounted to (euro)13 million.

         o On February 18, 2005, Rhodia reimbursed amounts owed under outstanding debt and financial lease agreements for a total amount of (euro)108 million.

         o On March 18, 2005, Rhodia repurchased over 80% of its previously outstanding (euro)300 million aggregate principal amount of 6.00% Euro Medium-term Notes, due March 2006 for a total cost of
             (euro)246 million. The premium paid amounted to (euro)8 million.

The bond offering of February 14, 2005 also resulted in a reduction of the amount of the RFA's (Refinancing Facility Agreement) medium-term credit facility from (euro)565 million to (euro)313 million. This reduction was in accordance with commitments made by Rhodia under the terms of RFA to reduce the facility by an amount equal to portion of the proceeds raised from the offering of the bonds (50% of the amount of the net proceeds from the offering).

On June 17, 2005, Rhodia entered into a new syndicated line of credit Revolving Credit Facility (RCF) with a limited number of banks which replaces the current syndicated credit facility (RFA). The maximum amount of borrowings under this new credit facility is (euro)300 million, with a maturity date of June 30, 2008.


b) Financial debt analysis

All financial debt indicated below is senior (except for subordinated bonds in USD and (euro)) and is nonconvertible.


----------------------------------------------------------------------------------------------------------------------------
      June 30, 2005 (in  millions of euros)                  Amount(2)                   Maturity             Interest
                                                                                                                rate(3)
----------------------------------------------------------------------------------------------------------------------------
European medium - term notes 2001                              54                       03/26/2006              6.11%
Senior notes - 2003, USD tranche                              162                       06/01/2010              8.16%
Senior notes - 2003, (euro) tranche(1)                        701                       06/01/2010              8.05%
Senior subordinated notes - 2003, USD tranche                 311                       06/01/2011              9.38%
Senior subordinated notes - 2003, (euro) tranche(1)           297                       06/01/2011              9.76%
Senior notes - 2004, USD tranche                              507                       06/01/2010             11.70%
Senior notes - 2004, (euro) tranche                           171                       06/01/2010             11.96%
Other obligations                                              25                       03/10/2006            Euribor +
                                                                                                                1.30%

Revolving syndicated and bilateral credit
  facilities                                                  398                       2005 - 2016            Libor /
                                                                                                               Euribor
                                                                                                              + 0.40% /
                                                                                                                3.05%
Commercial paper                                               10                       1-3 months            Euribor +
                                                                                                                0.70%
Securitizations                                               260                       12/31/2005              5.70%
Capital lease obligations                                     139                        2005-2016             Libor /
                                                                                                              Euribor +
                                                                                                                3.05%
Other debt                                                     36                        2005-2016             0% / 5%
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                                        3,071
---------------------------------------------------------------------------------------------------------

(1) The impact of the fair value hedge is (euro)2 million on the euro-denominated Senior Notes - 2003 and (euro)4 million on the euro-denominated Senior Subordinated Notes - 2003.

(2) Excludes accrued interest of (euro)17 million, included in other current liabilities.

(3) Excludes the impact of derivatives.


-----------------------------------------------------------------------------------------------------------------------------
      December 31, 2004 (in million euros)                   Amount(2)                   Maturity            Interest rate(3)
-----------------------------------------------------------------------------------------------------------------------------
European medium - term notes 2000                              49                       05/31/2005               6.25%
European medium - term notes 2001 (1)                         304                       03/26/2006               6.11%
Senior notes - 2003, USD tranche                              143                       06/01/2010              8.160%
Senior notes - 2003, (euro) tranche(1)                        198                       06/01/2010               8.54%
Senior subordinated notes - 2003, USD tranche                 276                       06/01/2011               9.38%
Senior subordinated notes - 2003, (euro) tranche(1)           297                       06/01/2011               9.76%
Senior notes - 2004, USD tranche                              448                       06/01/2010              11.70%
Senior notes - 2004, (euro) tranche                           171                       06/01/2010              11.96%
Other obligations                                              32                       2006-2016            1.8% - 7.90%

Revolving syndicated and bilateral credit
  facilities                                                  406                       2005-2007               Libor /
                                                                                                                Euribor
                                                                                                               + 0.40% /
                                                                                                                 3.05%
Commercial paper                                               13                       1-3 months          Euribor + 0.70%
Securitizations                                               334                       12/31/2005               3.50%
Capital lease obligations                                     244                       2005-2009               Libor /
                                                                                                            Euribor + 3.05%
Other debts                                                    25                       2005-2016               0% / 5%
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                       2,940
-------------------------------------------------------------------------------

(1) The impact of the fair value hedge is (euro)5 million on the European medium term notes 2001, (euro)2 million on the euro-denominated Senior Notes-2003 and (euro)4 million on the euro denominated Senior Subordinated Notes - 2003.

(2) Excludes accrued interest of (euro)28 million, included in other current liabilities.

(3) Excludes the impact of derivatives.


The accrued interest related to financial debt increased to (euro)17 million at June 30, 2005 and (euro)28 million at December 31, 2004.


     11. FINANCIAL INSTRUMENTS AND DERIVATIVES

The fair value of derivative financial instruments breaks down as follows:

                                      ------------------------------------------
(in millions of euros)                  December 31, 2004        June 30, 2005
--------------------------------------------------------------------------------
                                           Market value           Market value
--------------------------------------------------------------------------------
Interest rate contracts                    (15)                    (1)
Foreign exchange contracts (*)               1                     11
Petroleum contracts                          1                      1
Electricity contracts                        -                     (2)
--------------------------------------------------------------------------------
Total                                      (13)                     9
--------------------------------------------------------------------------------

(*) The market value of the exchange options related to dollar-denominated long-term hedging and their value in the accounts represented (euro)9 million at June 30, 2005.

Hedge accounting is not systematically applied to these contracts, even if they are used for hedge purposes.

The following table presents the fair values of the derivative financial instruments as of June 30, 2005 and December 31, 2004:

--------------------------------------------------------------------------------
(in millions of euros)                    December 31, 2004    June 30, 2005
--------------------------------------------------------------------------------
Financial instruments - assets                       84                 63
Financial instruments - liabilities                  97                 54
--------------------------------------------------------------------------------
Total - net                                        (13)                  9
--------------------------------------------------------------------------------

Rhodia's policy consists of systematically hedging its overall exposure to currency risks. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Rhodia adopted a policy of hedging its interest rate risks based on estimated future exposures, which are periodically reviewed by financial management.

     Interest Rate Risk Management

Rhodia's exposure to interest rate risk essentially relates to its indebtedness (see Note 10) and, to a lesser extent, its interest rate management activities.

These swap agreements are essentially for terms ranging from two years to five years.

As of June 30, 2005, the nominal amounts of swaps of interest rates, caps and futures entered into by Rhodia are (euro)310 million, (euro)200 million and
(euro)28 million, respectively.

     Foreign Exchange Risk Management

To manage its foreign exchange risk, Rhodia primarily uses optional or firm futures contracts negotiated privately or on organized markets. The term of those contracts is generally less than six months.

To hedge the foreign-exchange risk on its long-term debt in dollars, Rhodia has set up foreign-exchange barrier options in the amount of $427 million. Those contracts were signed for a term of two years.

Apart from this transaction and forward sales and purchase contracts, Rhodia has entered into option contracts in the amount of $120 million.

     Management of Risk of Fluctuations in Price of Oil-Based Commodities

Rhodia's exposure to risks of fluctuations in the price of oil-based commodities relates essentially to purchases of petrochemicals and natural gas.

Rhodia hedges those risks by using swaps, options or futures.

As of June 30, 2005, Rhodia had one net open position for this type of instrument, equivalent to 7,500 tons of Fuel Oil and 8,000 tons of Gasoil. The positions not yet unwound had a market value of (euro)1 million.

     Management of risk of fluctuation in price of electricity contracts

Rhodia's sites are supplied with electrical energy in part by purchasing future electricity blocks on the over-the-counter market.

Pursuant to IFRS, some of the blocks thus purchased are subject to accounting at their fair market value, which as of June 30, 2005 was (euro)(2) million.

     Counterparty Risk

The transactions that generate a potential counterparty risk for Rhodia are essentially:

-  short-term deposits
-  derivative instruments and other financial instruments; and
-  trade receivables and related accounts.

Rhodia places its short-term deposits and enters into interest rate and currency contracts with major banks and financial institutions. Counterparty risk related to trade receivables and related accounts is limited due to the large number of customers in Rhodia's customer portfolio, their diversification throughout many industries and their diverse geographic locations.

Therefore, at June 30, 2005 and December 31, 2004, Rhodia had no significant counterparty risk.


     12. OTHER OPERATING INCOME AND EXPENSES

---------------------------------------------------------------------------------------------------------
(in millions of euros)                              June 30, 2004    December 31, 2004   June 30, 2005
---------------------------------------------------------------------------------------------------------
Gains/(losses) on asset disposals - net (1)              (1)                 40               (3)
Environmental costs                                      (3)                (69)              (8)
Other operating income/(expense)                          6                 (22)              (5)
---------------------------------------------------------------------------------------------------------
Total                                                     2                 (51)              (16)
---------------------------------------------------------------------------------------------------------

     (1) Including at June 30, 2005, an impairment of (euro)(6) million of the interests in the distribution companies in the Middle East that are currently being sold and a gain of (euro)2 million from the sale of tangible assets.

     13. FINANCIAL INCOME

----------------------------------------------------------------------------------------------------
(in millions of euros)                              June 30, 2004  December 31, 2004 June 30, 2005
----------------------------------------------------------------------------------------------------
Gross interest expense                                  (124)            (239)           (125)
Interest income                                           11              22               8
----------------------------------------------------------------------------------------------------
Interest expense                                        (113)            (217)           (117)
----------------------------------------------------------------------------------------------------
Other financial charges - net                            (49)            (74)             (28)
Capitalized interest                                      1                2               1
Discounting effects (1)                                   -                -              (10)
Foreign exchange results                                 (11)             71              (58)
Other                                                    (1)              (9)              1
----------------------------------------------------------------------------------------------------
Total                                                   (173)            (227)           (211)
----------------------------------------------------------------------------------------------------

(1) Including the effect of the variation during the first six months of the accretion of discount of (euro)6 million relating to environmental liabilities provided in prior years.

The other net financial charges include nonrecurring expenses related to financing transactions in the first half of 2005 in the amount of (euro)21 million, breaks down as follows:

         o (euro)8 million for the premium on early redemption of the European medium-term notes maturing in 2006; and

         o (euro)13 million in accelerated amortization of costs of setting up the RFA as a result of the reduction in its drawing capacity and setting up a new syndicated credit line on June 17, 2005.

In addition, the other financial expenses include straight-line depreciation of costs of setting up the RFA, in the amount of (euro)5 million.

     14. INCOME TAXES AND DEFERRED TAXES


     Taxes in the income statement

In the absence of any accounting of deferred tax assets as a result of the net loss for the six-month period, specifically in France, the tax expense at June 30, 2005 was (euro)(36) million despite a pretax consolidated loss of
(euro)(225) million.

The tax expense breaks down as follows for the six-month periods ended June 30, 2005 and 2004 and the year ended December 31, 2004:

(in millions of euros)           June 30, 2004    December 31, 2004    June 30, 2005
                                 -------------    -----------------    -------------
Current tax expenses                  (27)                 (43)               (21)
Deferred taxes expense/(gain)         (15)                 (59)               (15)
Total                                 (42)                (102)               (36)

As of June 30, 2005, due to the presumption of new tax losses expected in the British tax entity, it was decided to stop recognizing any deferred tax assets in connection with that entity. The entity's expense was (euro)(24) million in the income statement.

     Taxes on the balance sheet

The deferred taxes break down as follows:


--------------------------------------------------------------------------------
(in millions of euros)
--------------------------------------------------------------------------------
                                      December 31, 2004       June 30, 2005
     Deferred taxes - assets:                          99                 126
     Less than one year                                53                  39
     More than one year                                46                  87
     Deferred taxes - liabilities:                     55                  82
     Less than one year                                24                  11
     More than one year                                31                  71
--------------------------------------------------------------------------------

     15. POSSIBLE ENVIRONMENTAL LIABILITIES

Based on current available information, management estimates that it does not have probable liabilities for environmental matters other than those recorded at June 30, 2005. However, Rhodia may need to incur additional expenditures if there are changes in existing laws or regulations, or their interpretation or if the conditions of exploitation or the destination of sites under exploitation are modified.

Possible liabilities were estimated at approximately at (euro)140 million at December 31, 2004 (before any discounting). They mainly relate to the potential off-site treatment and storage of wastes and materials, principally at the La Rochelle (France) Silver Bow, Montana (U.S.) and Cubatao (Brazil) sites. No provision has been recorded for these matters since management believes that there are no probable or reasonably estimable losses.

As of June 30, 2005, the Group has no knowledge of any significant change in these possible liabilities.



     16. CLAIMS AND LITIGATION IN PROGRESS

Rhodia is involved in certain litigation in the normal course of its business activities, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

Rhodia also believes that there are no litigation or exceptional issues that, taken individually or as a whole, could have a significant negative impact on its business, financial position, or income.

During the six-month period ended June 30, 2005, Rhodia did not have any knowledge of any new significant litigation or any new information on the existing claims or litigation that are described in its Annual Report on Form 20-F, filed on May 5, 2005 and its Form 6-K, filed on July 11, 2005.

     17. STOCK OPTIONS

The fair value of stock options granted in 2003, 2002 and 2001 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options 4 to 5 years; stock price volatility of 35%, 37% and 34%, respectively; and dividend rate of 2.2%, 2.55% and 2.5%, respectively, and risk free interest rate of 3.83%, 5.29% and 4.8%, respectively.

The weighted-average grant date fair value of options granted during 2004, 2003, 2002 and 2001 was (euro)0.27, (euro)1.22, (euro)3.38 and (euro)3.58, respectively.

The compensation expense for services rendered by the holders of the stock options was less than (euro)1 million as of June 30, 2005.

     18. SECTOR INFORMATION


As of fiscal year 2005, Rhodia is organized in eight businesses representing its business sectors. For comparison purposes, the figures for fiscal year 2004 have been reclassified.

Information by business segment
-------------------------------

(in millions of euros)
---------------------

                    Pharma                                      Eco                                Corporate
June 30, 2005      Solutions  Organics   Polyamide  Novecare  Services   Acetow   Coatis   Silcea  and other   TOTAL
----------------------------------------------------------------------------------------------------------------------
Revenues -
 continuing
 operations          106        177        893        464       102       197      381     405       90       2,815
Sales of
 services -
 continuing
 operations           2         22         61          8         3         2       38       13       272       421
Total -
 continuing
 operations          108        199        954        472       105       199      419     418       362      3,236
Intra Group
 sales               (3)        (2)       (62)        (5)        0         0      (20)     (15)      (3)      (110)
Intra Group
 sales -
 continuing
 operations           0        (13)       (10)        (1)        0         0      (18)     (2)      (129)     (173)
Total Intra
 Group sales         (3)       (15)       (72)        (6)        0         0      (38)     (17)     (132)     (283)
External
 revenues -
 continuing
 operations          103        175        831        459       102       197      361     390       87       2,705
External sales
 of services -
 continuing
 operations           2          9         51          7         3         2       20       11       143       248
----------------------------------------------------------------------------------------------------------------------
Total revenues
  and sales -
  continuing
  operations        105        184        882        466       105       199      381     401       230      2,953
----------------------------------------------------------------------------------------------------------------------
Operating
  income -
  continuing
  operations        (115)        5         86         41         19       30        7       12      (99)       (14)
----------------------------------------------------------------------------------------------------------------------
Financial income                                                                                              (211)
----------------------------------------------------------------------------------------------------------------------
Income taxes                                                                                                   (36)
----------------------------------------------------------------------------------------------------------------------
Share of
  income/(loss)
  of equity
  accounted
  companies                                                                                                     0
----------------------------------------------------------------------------------------------------------------------
Income/(loss)
  from continuing
  operations                                                                                                  (261)
----------------------------------------------------------------------------------------------------------------------

Corporate and Miscellaneous: sales revenue of the continued activities in the Corporate and Miscellaneous segment is composed of so called "Trading" sales, consisting, as of June 30, 2005, of the purchase and resale, by the Group's international sales network, of products either from other segments of the Group or from third-party partners in the chemistry sector ((euro)51 million), in-house sales and sales to third parties of energy products ((euro)86 million) and sales of the Europe Phosphates activity ((euro)45 million).

The operating income (expense) of the activities of the Corporate and Miscellaneous segment, as of June 30, 2005, is composed primarily of the small margin on Trading operations, and the entity that manages supplying energy to the Group, charges of the Group's Corporate services and functions ((euro)(72) million), and restructuring charges connected either with the Group's reorganization, which was begun in late 2003 ((euro)(14) million) or with the establishment of additional environmental provisions for the Group's closed sites and activities ((euro)(14) million).


In millions of euros


                    Pharma                                      Eco                                Corporate
June 30, 2004      Solutions  Organics   Polyamide  Novecare  Services   Acetow   Coatis   Silcea  and other   TOTAL
----------------------------------------------------------------------------------------------------------------------
Revenues -
  continuing
  operations         122       172        733         458       103       194      322     378       108      2,590
Sales of
  services -
  continuing
  operations          2         10         45         23         4         3       31       13       212       343
Total -
  continuing
  operations         124       182        778         481       107       197      353     391       320      2,933
Intra Group
  sales              (3)       (11)       (53)       (25)        0         0      (12)     (16)      (6)      (126)
Intra Group
  sales -
  continuing
  operations          0        (4)        (1)         (8)        0         0      (13)     (1)      (78)      (105)
Total Intra
  Group sales        (3)       (15)       (54)       (33)        0         0      (25)     (17)     (84)      (231)
External
  revenues -
  continuing
  operations         119       161        680         433       103       194      310     362       102      2,464
External sales
  of services -
  continuing
  operations          2         6          44         15         4         3       18       12       134       238
----------------------------------------------------------------------------------------------------------------------
Total revenues
  and sales -
  continuing
  operations         121       167        724         448       107       197      328     374       236      2,702
----------------------------------------------------------------------------------------------------------------------
Operating
  income -
  continuing
  operations        (28)       (18)        17         54         19       38       (1)      1       (97)       (15)
----------------------------------------------------------------------------------------------------------------------
Financial income                                                                                              (173)
----------------------------------------------------------------------------------------------------------------------
Income taxes                                                                                                   (42)
----------------------------------------------------------------------------------------------------------------------
Share of
  income/(loss)
  of equity
  accounted
  companies                                 6                                               (5)      (3)        (2)
----------------------------------------------------------------------------------------------------------------------
Income/(loss)
  from continuing
  operations                                                                                                  (232)
----------------------------------------------------------------------------------------------------------------------

     19. EVENTS SUBSEQUENT TO THE BALANCE SHEET AT JUNE 30, 2005

a) Sales of assets

  Since June 30, 2005, Rhodia has finalized the sale of:

  -      the site in Arras, France, belonging to the carpet yarns business,

  -      the Isceons HFC refrigerant blends business; and

  -      the European cartridge silicone sealants business.

  As indicated in Note 2, the assets and liabilities of these activities were reclassified on the June 30, 2005 balance sheet in "Assets and liabilities held for sale" and were valued either at their net book value or at their fair value net of disposal costs.

  In addition, during the third quarter of 2005, Rhodia initiated or finalized the sale of other non-strategic activities responding to the criteria of IFRS 5.

  The total expected results concerning these transactions should not exceed a loss of (euro)(20) million for the third quarter of 2005.

b)     Litigation


  With respect to the Rhodia/Innophos litigation : The amount of the complaint of approximately (euro)100 million - from the National Mexican Commission of Water (and related to the use of water on the Coatzacoalcos site during the period 1998 - 2002) was lowered after Rhodia's submission for an out of court settlement and was the subject of a decision rendered on August 29, 2005. The total amount of the revised complaint is approximately (euro)16.5 million. Rhodia believes that there remain solid arguments in its favor and hopes to obtain a dismissal of the claim.

     20. TRANSITION TO IFRS

The International Financial Reporting Standards (IFRS) and specifically IFRS 1, "First-Time Adoption of International Financial Reporting Standards" have been applied retroactively on the opening balance sheet at the transition date (January 1, 2004). The impact of the adjustments resulting from that is recorded in the opening shareholders' equity. However, IFRS 1 offers "first-time adopters" a number of exceptions to the principles of total retroactivity in applying the IFRS. The choices made by Rhodia for preparing its consolidated financial statements pursuant to IFRS are discussed on below.

Rhodia chose to apply, as of January 1, 2004, IAS 32 and IAS 39 regarding financial instruments, IFRS 2 regarding share-based payments and IFRS 5 regarding non-current assets held for sale and discontinued operations. Rhodia has also early applied interpretation IFRIC 4 as to evaluating the nature of some leasing agreements.

Rhodia has already previously published the reconciliations of shareholders' equity as of January 1, 2004 and December 31, 2004, reconciliation of 2004 income statement and balance sheet as of December 31, 2004 and the explanations of the effects of adjusting the entries on the cash flow statement on the net debt.

     Description of accounting options connected with first-time adoption of IFRS

According to the provisions of IFRS 1, which allow companies adopting IFRS for the first time to choose certain exemptions, Rhodia made the following choices for the retroactive restatement of assets and liabilities in the preparation of the opening balance sheet under IFRS as of January 1, 2004:

         o Business Combinations: Rhodia chose not to restate the accounting for acquisitions prior to January 1, 2004. Therefore, no retroactive restatement of goodwill prior to January 1, 2004 was done;

         o Post-employment Benefits: Rhodia decided to adopt the option offered by IFRS 1, consisting of recording all actuarial gains and losses not amortized as of January 1, 2004 as a reduction in shareholders' equity. This adjustment resulted in a reduction in shareholders' equity of (euro)663 million at January 1, 2004. Actuarial gains or losses incurred after January 1, 2004 are recognized in a prospective basis and are recorded according to the corridor method;

         o Cumulative translation adjustments: Rhodia transferred to "accumulated deficit" the currency translation adjustments at January 1, 2004 relating to conversion of the accounts of foreign subsidiary companies for a total amount of (euro)599 million. This adjustment has no effect on total shareholders' equity at January 1, 2004. For IFRS purposes, currency translation adjustments are recorded at zero at January 1, 2004. In the event of future disposals of the foreign subsidiary companies concerned, the results of these disposals will not include any currency translation adjustments prior to January 1, 2004 but will only include currency translation adjustments subsequent to January 1, 2004;

         o Share-based payments: Rhodia chose to apply IFRS 2 "Share-based Payments" for stock option plans providing for the payment in shares which were granted after November 7, 2002 and for which the rights were not vested at January 1, 2005;

         o Financial instruments: IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were applied at January 1, 2004; and

         o Tangible assets: Rhodia did not choose the option in IFRS 1 to revalue its tangible fixed assets to their fair values at the date of transition to IFRS. The tangible assets of Rhodia remain recorded at their net book values based on their historical costs.

For all other IFRS accounting standards, the restatement of the recorded amounts of assets and liabilities at January 1, 2004 was carried out on a retroactive basis as if these accounting standards had always been applied.

     Reconciliation of income statement prepared pursuant to French accounting standards and pursuant to IFRS for the six months ended June 30, 2004

The income statement presented below has been summarized in order to allow an analysis of the significant effects of the change in accounting from French accounting standards to IFRS. Therefore, this table does not reflect the final format that the IFRS financial statements will take during the future publication of the accounts under IFRS accounting standards.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                          June 30,                     June 30,
                                       June 30,                                           2004 IFRS                   2004 IFRS
                                        2004                                  IFRS         before                       after
                                       French                              Adjustments   Discontinued Discontinued   Discontinued
(in millions of euros)               standards   Reclassifications   Notes     (b)        Operations    Operations    Operations
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                 2,759              293     (al)            18        3,070           368         2,702
Cost of sales                           (2,137)            (466)                      6      (2,597)         (304)       (2,293)
Administrative and selling expenses       (279)             (23)                      3        (299)          (33)         (266)
Research and development expenses          (86)             (12)                      3         (95)          (10)          (85)
Restructuring costs                        (79)                                       2         (77)           (2)          (75)
Depreciation and amortization (1)         (209)              209
Amortization of goodwill                                     (9)                      9
Other operating income/(expense) -
  net                                                        193                    (1)          192           190             2
Operating income                           (31)              185     (a2)            40          194           209          (15)
Financial expense - net                   (148)             (19)     (a3)           (6)        (173)                       (173)
Other income/(expense) - net (1)            175            (175)
Income/(loss) of consolidated
  subsidiaries before income taxes          (4)              (9)                     34           21           209         (188)
Income taxes                               (38)                                     (4)         (42)                        (42)
Equity in earnings/(losses) of
  affiliated companies                     (13)                                     (2)         (15)          (13)           (2)
Income/(loss) from discontinued
  operations                                                         (a4)                                      196           196
Amortization of goodwill (1)                (9)                9
Income/(loss) of consolidated
  subsidiaries                             (64)                                      28         (36)                        (36)
Minority interests                          (2)                                       1          (1)                         (1)
Net income/(loss) - Group share            (66)                                      29         (37)                        (37)
------------------------------------------------------------------------------------------------------------------------------------

(1) Income statement captions used in the preparation of the accounts in accordance with French accounting standards which will not appear in the preparation of the accounts in accordance with IFRS accounting standards.



                                                                              IFRS 06/30/2004          French
                                                                                                      standards
                                                                                                     06/30/2004
Earnings/(loss) per share from continuing operations - basic and diluted          (0.74)                  -
Weighted average  number of shares - Basic and diluted                          314,776,294          314,776,294
Earnings/(loss) per share from discontinued operations - basic and
  diluted                                                                          0.62                   -
Earnings/(loss) per share - basic and diluted                                     (0.12)               (0.21)

     Principal Income-Statement Reclassifications

         (a1)  Sales Revenue
         -------------------

Revenues from services and other revenues, which were previously recorded as reductions of operating costs, are now presented on the lines of sales revenues ((euro)293 million euros), with a corresponding adjustment to cost of sales.

         (a2)  Operating Income
         ----------------------

Goodwill amortization ((euro)(9) million in the first half of 2004) and the gain/(loss) on the sale of businesses ((euro)188 million in the first half of 2004) which were previously reported in separate lines distinct from businesses sold or held for sale, as well as other income/(expense) which are not directly related to current operations ((euro)6 million in the first half of 2004) are now reclassified into operating income in accordance with IFRS accounting standards.

         (a3)  Financial Income/Expense
         ------------------------------

Foreign exchange gains/losses (euro)(11) million in the first half of 2004), losses on the sales of receivables ((euro)(8) million in the first half of 2004), which were previously reported as "other income and expenses" on the income statement have been reclassified to financial expense in accordance with IFRS accounting standards.

         (a4)  Businesses Sold or Held for Sale
         --------------------------------------

Pursuant to IFRS 5, the net income of discontinued operations from January 1, 2004 until the respective dates of sale as well as businesses held for sale are reported in IFRS in an income statement line that is distinct from continuing operations.

In the income statement for the first half of 2004, income of (euro)196 million relating to businesses sold or held for sale in the first half of 2004 was reclassified to discontinued operations, including gains on the sales of businesses of (euro)190 million.

     Primary Restatements Affecting the Income Statement

The amounts indicated below are before tax ; the effects of taxes are treated separately under the heading "deferred taxes" below.

              (b1) Pension and retirement plans - IAS 19

In the opening IFRS balance sheet, and in accordance with the option offered by IFRS 1, actuarial gains and losses not recognized at January 1, 2004 were completely recorded in provisions with a corresponding reduction of shareholders' equity of (euro)663 million.

The actuarial assumptions used for the valuation of these obligations in accordance with IFRS accounting standards are identical to those used for the valuation of these obligations in accordance with French accounting standards.

Rhodia chose to apply the corridor method to record new actuarial gains and losses generated subsequent to January 1, 2004.

On the income statement for the first half of 2004, the costs of pension and retirement obligations were reduced by (euro)20 million corresponding to recording the actuarial gains and losses prior to January 1, 2004.

In addition, the impact of disposals of businesses and reorganizations on pension and retirement obligations differs between IFRS accounting standards and French accounting standards because of the recognition of the actuarial gains and losses in the opening shareholders' equity. The net impact on the income statement for the first half of 2004 relating to disposals of businesses and reorganizations amounted to (euro)4 million.

Total net impact was (euro)24 million.

              (b2) Development Costs - IAS 38

Development costs are recorded in intangible assets and are amortized retrospectively based on the criteria defined in IAS 38 and are in accordance with the principles stated in Note 1.

Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned.

In the income statement for the first half of 2004, the positive effect on operating income is (euro)3 million corresponding to (euro)6 million of new capitalized costs during the year, net of depreciation relating to the previously capitalized development costs.

              (b3) Property, Plant and Equipment - Depreciation of components and spare parts - IAS 16

The useful lives of certain tangible assets were re-examined in order to comply with the components approach defined in IAS 16.

The additional depreciation recorded for the component approach as of June 30, 2004 was (euro)1 million.

In addition, spare parts whose utilization period were higher than one year, which were recorded in inventories in accordance with French accounting standards, were reclassified to tangible assets in accordance with IFRS accounting standards and are depreciated over their estimated useful lives. The depreciation recorded for these spare parts as of June 30, 2005 was (euro)1 million.

              (b4) Asset Impairments - IAS 36

Goodwill

Under French accounting standards, goodwill is amortized in accordance with the straight-line method over a period of not more than 40 years.

Applying the principles of IAS 36 resulted in a credit of (euro)9 million corresponding to the elimination of the amortization recorded under French accounting standards in the first half of 2004. In addition, the cancellation of the goodwill adjustments relating to businesses sold in the first half of 2004 was offset by a reduction in the gain on the disposals of businesses of
(euro)0.4 million.

              (b5) Financial instruments - IAS 32/39

Rhodia chose to apply, as of January 1, 2004, the accounting standards of IAS 32 and IAS 39 relating to financial instruments.

Derivative instruments (interest rate swaps, foreign-exchange futures) are recorded at their fair value at the end of each period.

In the income statement as of June 30, 2004, variations in the value of financial instruments had a negative impact of (euro)2 million. In addition, the accounting for certain assets and liabilities in accordance with the amortized cost method, as required by IAS 39, decreased financial expenses by (euro)1 million.

              (b6) Gain/(loss) on disposals of businesses - IFRS 1

The application of the IFRS 1 accounting standards (reclassification of cumulative translation adjustments conversion to retained earnings/(accumulated deficit)) generated a difference on the net book values of businesses sold in the first half of 2004 and consequently, the gain/(loss) on the disposals of businesses sold during 2004 was adjusted downwards by (euro)1 million in the first half of 2004 in accordance with IFRS accounting standards.

              (b7) Other Adjustments

Asset securitization programs
-----------------------------

During 2004 and 2003, certain Rhodia subsidiaries sold receivables (trade and other receivables) in accordance with asset securitization agreements entered into with various banks. These receivables are sold on a non-recourse basis, either to special purpose entities, or directly to banks, in exchange for cash and undivided interests in a defined pool of receivables (residual interests). These special purpose entities then sell the interests they purchased in these receivables to commercial paper conduits. Since Rhodia does not control these "conduits" within the meaning of French accounting standards, these conduits are excluded from the consolidation. The receivables sold are also excluded from the assets of a consolidated balance-sheet that has been prepared in accordance with French accounting standards.

According to SIC 12, these conduits must be consolidated when Rhodia maintains the majority of the risks and rewards related to the receivables sold. In addition, in accordance with IAS 39, conditions for the derecognition of a financial asset from the balance sheet differ from French accounting standards when Rhodia maintains a portion of the risks of collection of the receivables.

In accordance with IFRS standards and interpretations, Rhodia recorded in the balance sheet these receivables sold with an offset to financial debt. At January 1, 2004 and June 30, 2004, the amount of receivables recognized were
(euro)413 million and (euro)377 million, respectively.

Consolidation of Jointly-Controlled Entities
--------------------------------------------

In accordance with IAS 31, jointly-controlled companies are consolidated according to the proportional consolidation method. The effect of this change in the method of consolidation was neutral to shareholders' equity and net income at June 30, 2004.

Share-Based Payments
--------------------

In accordance with IFRS 2, stock options granted to employees must be valued at the allotment date at their fair value. That valuation is done at the option grant date and is not modified subsequently. The value of the options is then spread in straight-line over the rights-acquisition considering the rate of cancellation of the options.

The corresponding personnel expense is recognized as income with an offset to shareholders' equity over the vesting period of these options. Rhodia chose to use the exemption offered by IFRS 1 and to value the stock options granted since November 7, 2002 for which the rights were not yet vested as of January 1, 2005.

The application of this standard had an impact of less than (euro)2 million in additional cost to the income statement as of June 30, 2004. This cost had, as an offset, an increase in shareholders' equity for an identical amount.

              (b8) Deferred Taxes - IAS 12

At June 30, 2004, the effect on deferred taxes related to IFRS adjustments amounted to (euro)(4) million.


----------------------------------------------------------------------------------------------------------------------
                       Ratio of Earnings to Fixed Charges
                      (in millions of euros, except ratios)
----------------------------------------------------------------------------------------------------------------------
                                                                                                     Six Months Ended
                                                                                                      June 30, 2005

                                         (IFRS Standards)
----------------------------------------------------------------------------------------------------------------------
Fixed Charges:
Interest expense, including amortization of premiums, discounts, capitalized
expenses related to indebtedness, plus capitalized interest                                                  145
Reasonable approximation of the interest factor within rental expense(1)                                       4
----------------------------------------------------------------------------------------------------------------------
Total Fixed Charges                                                                                          149
----------------------------------------------------------------------------------------------------------------------
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from equity investees
                                                                                                            (225)
Fixed charges                                                                                                149
Amortization of capitalized interest                                                                           4
Distributed income of equity investees                                                                         -
Capitalized interest                                                                                           1
----------------------------------------------------------------------------------------------------------------------
Total Earnings                                                                                               (71)
----------------------------------------------------------------------------------------------------------------------
Ratio of Earnings to Fixed Charges                                                                       Note (2)
----------------------------------------------------------------------------------------------------------------------

(1) Rhodia assumed one-third of rental expense relating to operating leases as the interest portion thereof, as management believes that it represents a reasonable approximation of the interest factor.
(2) The ratio coverage was less than 1:1 due to Rhodia's loss for the six months ended June 30, 2005. To achieve a coverage ratio of 1:1, Rhodia must generate additional earnings of (euro)220 million.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: November 15, 2005                        RHODIA

                                        By: /s/ JEAN-PIERRE LABROUE
                                            -----------------------
                                        Name:  Jean-Pierre Labroue
                                        Title: General Counsel